++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. A + +registration statement relating to these securities has been filed with the + +Securities and Exchange Commission and has been declared effective. This + +prospectus is not an offer to sell these securities, and it is not soliciting + +an offer to buy these securities in any state where the offer or sale is not +
+permitted.                                                                    +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                 Subject to Completion, Dated October 12, 2001


                                                Filed Pursuant to Rule 424(b)(5)
                                                      Registration No. 333-52602
PROSPECTUS SUPPLEMENT
(To Prospectus dated January 4, 2001)
                                                                 [DOMINION LOGO]

                     ,000,000   % Trust Preferred Securities
             (Liquidation Amount $25 per Trust Preferred Security)

                          Dominion CNG Capital Trust I
                      Fully and Unconditionally Guaranteed
                       to the Extent Set Forth Herein by
                        Consolidated Natural Gas Company

                                  ----------
                        THE TRUST PREFERRED SECURITIES:

 . The Trust Preferred Securities represent undivided preferred beneficial ownership interests in the assets of Dominion CNG Capital Trust I (the Trust). The sole assets of the Trust will be the Junior Subordinated Debentures due 2041 issued by Consolidated Natural Gas Company (CNG), a subsidiary of Dominion Resources, Inc. (Dominion).

 . The Trust will apply to have the Trust Preferred Securities trade on the New
  York Stock Exchange starting within 30 days after the Trust Preferred Securities are issued.

 . CNG will guarantee the Trust Preferred Securities to the extent described in the prospectus supplement and base prospectus. The securities will not be guaranteed by Dominion.

 . Anticipated Closing Date: October  , 2001.

                DISTRIBUTIONS ON THE TRUST PREFERRED SECURITIES:

 . Each Trust Preferred Security pays a quarterly distribution at an annual rate
  of   % or $   per Trust Preferred Security, if CNG pays interest on the
  Junior Subordinated Debentures.

 . CNG may defer interest payments on the Junior Subordinated Debentures on one or more occasions for up to 20 consecutive quarters. If CNG does defer interest payments, the Trust will also defer payment of distributions on the Trust Preferred Securities. Deferred distributions will accumulate interest
  at an annual rate of   %, to the extent permitted by law.

 . If CNG redeems the Junior Subordinated Debentures held by the Trust, the
  Trust will redeem the Trust Preferred Securities. The prices and circumstances under which the Junior Subordinated Debentures can be redeemed by CNG and the amount you will receive upon redemption of your Trust Preferred Securities are described in the prospectus supplement.

 . If the Trust redeems the Trust Preferred Securities or is liquidated and CNG does not redeem its Junior Subordinated Debentures, you will receive $25 principal amount of Junior Subordinated Debentures for each Trust Preferred Security you own rather than cash.

 Investing in the Trust Preferred Securities involves risks that are described in "Risk Factors" beginning on Page S-9 of this prospectus supplement.

                                  ----------

                                                           Per Trust
                                                       Preferred Security Total
                                                       ------------------ -----
  Public offering price (1)...........................        $           $
  Underwriters' commissions to be paid by CNG.........        $           $
  Proceeds, before expenses, to Dominion CNG Capital
   Trust I............................................        $           $

 (1) Plus accumulated distributions from October , 2001 if settlement occurs after that date.

 Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

 The Trust Preferred Securities will be ready for delivery in book-entry form through The Depository Trust Company on or about October , 2001.
                                  ----------

                          Joint Book-Running Managers

Salomon Smith Barney                                         Wachovia Securities

                                  ----------
Merrill Lynch & Co.                                              Morgan Stanley

                           McDonald Investments Inc.

                                October  , 2001

ABOUT THIS PROSPECTUS
SUPPLEMENT

    This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of the Trust Preferred Securities we are offering and certain other matters relating to us and the financial condition of CNG. The second part, the base prospectus, gives more general information about securities we may offer from time to time, some of which does not apply to the Trust Preferred Securities we are offering. Generally, when we refer to the prospectus, we are referring to both parts of this document combined. If the description of the Trust Preferred Securities, Junior Subordinated Debentures or Guarantee in the prospectus supplement differs from the description in the base prospectus, the description in the prospectus supplement supersedes the description in the base prospectus.

    You should rely only on the information contained in this document or to which this document refers you. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate as of the date of this document. CNG's business, financial condition, results of operations and prospects may have changed since that date.

                               TABLE OF CONTENTS

                             Prospectus Supplement

                                                                          Page
                                                                          ----
About This Prospectus Supplement.........................................  S-2
Where You Can Find More Information......................................  S-3
Forward-Looking Information..............................................  S-3
Prospectus Supplement Summary............................................  S-5
Risk Factors.............................................................  S-9
The Company.............................................................. S-13
Recent Development....................................................... S-13
Use of Proceeds.......................................................... S-14
Capitalization........................................................... S-15
Ratio of Earnings to Fixed Charges....................................... S-15
Selected Historical Consolidated Financial Information................... S-16
Selected Unaudited Pro Forma Combined Condensed Consolidated Financial
 Data.................................................................... S-18
Specific Terms of the Trust Preferred Securities......................... S-19
Specific Terms of the Junior Subordinated Debentures..................... S-23
Subordination of the Guarantee........................................... S-25
Book-Entry Procedures and Settlement..................................... S-25
Material United States Federal Income Tax Consequences................... S-27
ERISA Considerations..................................................... S-31
Underwriting............................................................. S-35
Legal Matters............................................................ S-36
Experts.................................................................. S-37
Unaudited Pro Forma Combined Condensed Consolidated Financial Data....... S-38

                                Base Prospectus

                                                                           Page
                                                                           ----
About This Prospectus.....................................................   2
Where You Can Find More Information.......................................   2
The Company...............................................................   4
The Trust.................................................................   5
Use of Proceeds...........................................................   5
Ratio of Earnings to Fixed Charges........................................   6
Description of Debt Securities............................................   6
Additional Terms of Senior Debt Securities................................  13
Additional Terms of the Junior Subordinated Debentures....................  16
Description of the Trust Preferred Securities.............................  18
Description of the Guarantee..............................................  28
Agreement as to Expenses and Liabilities..................................  31
Relationship Among the Trust Preferred Securities, the Guarantee and the
 Junior Subordinated Debentures Held by the Trust.........................  31
Accounting Treatment......................................................  32
Plan of Distribution......................................................  32
Legal Opinions............................................................  33
Experts...................................................................  33

WHERE YOU CAN FIND MORE
INFORMATION

    CNG files annual, quarterly, special reports and other information with the Securities and Exchange Commission (SEC). CNG's SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document CNG files at the SEC's public reference rooms in Washington, D.C., New York, and Chicago. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. You may also read and copy these documents at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

    The SEC allows CNG to "incorporate by reference" the information CNG files with them, which means that CNG can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement and later information that CNG files with the SEC will automatically update or supersede this information. CNG incorporates by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended (the Exchange Act), until such time as all of the securities covered by this prospectus supplement have been sold:

 .  Annual Report on Form 10-K for the year ended December 31, 2000.

 .  Quarterly Reports on Form 10-Q for the quarterly periods ended March 31,
   2001 and June 30, 2001.

 .  Current Reports on Form 8-K dated March 22, 2001, April 12, 2001, September
   10, 2001 and October 11, 2001.


    You may request a copy of these filings, at no cost, by writing or telephoning CNG at the following address:

 Corporate Secretary
 Consolidated Natural Gas Company
 120 Tredegar Street
 Richmond, Virginia 23219
 Telephone (804) 819-2000

FORWARD-LOOKING
INFORMATION

    CNG has included certain information in this document which is "forward-looking information" as defined by the Private Securities Litigation Reform Act of 1995. Examples include discussions as to its expectations, beliefs, plans, goals, objectives and future financial or other performance or assumptions concerning matters discussed in this document. This information, by its nature, involves estimates, projections, forecasts and uncertainties that could cause actual results or outcomes to differ substantially from those expressed in the forward-looking statement.

    CNG's business is influenced by many factors that are difficult to predict, involve uncertainties that may materially affect actual results and are often beyond its ability to control. CNG has identified a number of these factors in its filings with the SEC, including its Annual Report on Form 10-K which is incorporated by reference in this prospectus supplement, and CNG refers you to those reports for further information.

    CNG's business and financial condition is influenced by factors including political and economic risks; market demand for energy; inflation; capital market conditions; governmental policies, legislative and regulatory actions (including those of the Federal Energy Regulatory Commission, the SEC, the Environmental Protection Agency, the Department of Energy and state utility regulatory commissions in the states in which CNG operates); industry and rate structure; and legal and administrative proceedings. Some other important factors that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements include changes in and compliance with environmental laws and policies; weather conditions and catastrophic weather-related damage; unanticipated production difficulties at its oil and gas properties; present or prospective wholesale and retail competition; competition for new energy development opportunities; pricing and transportation of commodities; acquisition and disposition of assets and facilities; exposure to changes in the fair value of commodity contracts; counterparty credit risk; and unanticipated changes in operating expenses and capital expenditures. All such factors are difficult to predict, contain uncertainties that may materially affect actual results, and may be beyond CNG's control. New factors emerge from time to time, and it is not possible for management to predict all such factors, nor can it assess the impact of each such factor on CNG.

    Any forward-looking statement speaks only as of the date on which it is made, and CNG undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made.

PROSPECTUS SUPPLEMENT
SUMMARY

    In this prospectus supplement, the word "CNG" refers to Consolidated Natural Gas Company, a Delaware corporation, and its subsidiaries and predecessors, and the words "we," "our" and "us" refer to both CNG and Dominion CNG Capital Trust I.

    The following summary contains basic information about this offering. It may not contain all the information that is important to you. The "Specific Terms of the Trust Preferred Securities" and "Specific Terms of the Junior Subordinated Debentures" sections of this prospectus supplement and the "Description of Debt Securities," "Additional Terms of the Junior Subordinated Debentures," "Description of the Trust Preferred Securities," "Description of the Guarantee" and "Relationship Among the Trust Preferred Securities, the Guarantee and the Junior Subordinated Debentures Held by the Trust" sections of the base prospectus contain more detailed information regarding the terms and conditions of the Trust Preferred Securities. The following summary is qualified in its entirety by reference to the detailed information appearing elsewhere in this prospectus supplement and in the accompanying base prospectus.

THE TRUST

  Dominion CNG Capital Trust I is a Delaware business trust. It will sell its Trust Preferred Securities to the public and its common securities to CNG.

  There will be four trustees of the Trust. Two are officers of CNG, referred to as Administrative Trustees. Bank One Trust Company, National Association will serve as Property Trustee and Bank One Delaware, Inc., will act as the Delaware Trustee, in each case until removed or replaced by the holder of the trust common securities or, in some circumstances, the holders of Trust Preferred Securities. The principal place of business of the Trust is c/o Consolidated Natural Gas Company, 120 Tredegar Street, Richmond, VA 23219 (804) 819-2000.

CNG

  CNG is a public utility holding company that operates, through its subsidiaries, in all phases of the natural gas business, explores for and produces oil, and provides a variety of retail energy marketing services. CNG is a wholly-owned subsidiary of Dominion Resources, Inc., a fully integrated gas and electric energy holding company.

  CNG's address and telephone number are Consolidated Natural Gas Company, 120 Tredegar Street, Richmond, Virginia 23219, Telephone (804) 819-2000.

Ratio of Earnings to Fixed Charges

Twelve Months Ended
   June 30, 2001                   Twelve Months Ended December 31,
-------------------        ------------------------------------------------------------------------------
                           2000             1999             1998             1997             1996
                           ----             ----             ----             ----             ----
       4.59                3.03             2.33             4.03             4.90             5.04

THE OFFERING

Securities of the Trust

  The Trust was created by CNG to make this offering. The Trust will sell its Trust Preferred Securities to the public and its trust common securities to CNG. The Trust will use the proceeds from these sales to
buy the   % Junior Subordinated Debentures, due      , 2041 from CNG. The Trust
Preferred Securities and the Junior Subordinated Debentures will have essentially the same terms.

  CNG will acquire all of the common securities of the Trust. The liquidation amount of all the trust common securities will equal approximately 3% of the total capital of the Trust. The trust common securities will generally rank equally with the Trust Preferred Securities. However, in the case of specific defaults and upon liquidation or redemption, the trust common securities will rank junior to the Trust Preferred Securities with respect to distributions, redemption and liquidation. Except in limited circumstances specified in the Trust Agreement, CNG as the holder of the trust common securities will have sole voting power with respect to matters to be voted upon by the Trust's securityholders.

  The Trust Preferred Securities will be represented by one or more global securities that will be deposited with, and registered in the name of The Depository Trust Company, New York, New York (DTC) or its nominee. This means that you will not receive a certificate for your Trust Preferred Securities but, instead, will hold your interest through DTC's system.

Distributions

  If you purchase the Trust Preferred Securities, you will be entitled to receive cumulative cash distributions at an annual rate of % of the
liquidation amount of $25, or $   per Trust Preferred Security. Distributions
will accumulate from the date the Trust issues the Trust Preferred
Securities and will be paid quarterly in arrears on     ,     ,      and
         of each year, beginning      , 2002.

Extension of Payment Periods

  So long as there is no event of default under the Subordinated Indenture, CNG may defer interest payments on the Junior Subordinated Debentures for an extension period of up to 20 consecutive quarters. CNG may defer payments in this way more than once, but not beyond the maturity date of the Junior Subordinated Debentures. If CNG defers interest payments on the Junior Subordinated Debentures, the Trust will also defer distributions on the Trust Preferred Securities. During this period you will still accumulate distributions at an annual rate of % of the liquidation amount of $25 per Trust Preferred Security, and you will accrue interest on unpaid distributions at the same rate, compounded quarterly (to the extent permitted by law). Even though you will not receive any cash distributions on your Trust Preferred Securities during an extension period, you will be required to include accrued distributions and interest on unpaid distributions in your gross income for United States federal income tax purposes, even if you are a cash basis taxpayer.

Redemption

  The Trust must redeem the Trust Preferred Securities when the Junior
Subordinated Debentures are paid at maturity on     , 2041, or if the Junior
Subordinated Debentures are redeemed before they mature. On or after     , 2006
CNG may redeem all or part of the Junior Subordinated Debentures, as described under SPECIFIC

TERMS OF THE JUNIOR SUBORDINATED DEBENTURES--"Redemption" in this prospectus supplement. In addition, CNG may choose to redeem all, but not less than all, of the Junior Subordinated Debentures if specific tax events result in specific adverse tax consequences or if the status of the Trust under the Investment Company Act changes. If the Trust Preferred Securities are redeemed in these circumstances, the holders will receive a redemption price as calculated under SPECIFIC TERMS OF THE TRUST PREFERRED SECURITIES--"Redemption of Trust Preferred Securities" in this prospectus supplement.

  Neither the Trust Preferred Securities nor the Junior Subordinated Debentures can be redeemed at any time at the option of their holders.

CNG's Guarantee of the Trust Preferred Securities

  CNG will fully and unconditionally guarantee payments due on the Trust Preferred Securities through a combination of the following:

 .  CNG's obligations under the Junior Subordinated Debentures;

 . The rights of holders of Trust Preferred Securities to enforce those obligations;

 .  CNG's agreement to pay the expenses of the Trust; and

 . CNG's guarantee of payments due on the Trust Preferred Securities to the extent of the Trust's assets, which is referred to in this prospectus as the Guarantee.

  If CNG does not make payments on the Junior Subordinated Debentures, the Trust will not have sufficient funds to make payments on the Trust Preferred Securities. The Guarantee does not cover payments on the Trust Preferred Securities when the Trust does not have sufficient funds.

  CNG's obligations under the Trust Preferred Securities Guarantee are junior in right of payment to all of its Senior Indebtedness, which is described under RISK FACTORS.

  The securities will not be guaranteed by Dominion.

Ranking of the Junior Subordinated Debentures

  The Junior Subordinated Debentures are subordinate and junior in right of payment to all of CNG's senior indebtedness which includes all of its indebtedness for borrowed money, any of its indebtedness under commodity contracts or interest rate or currency swap agreements and any assumption or guarantee obligations of CNG relating to similar obligations of other parties. The Junior Subordinated Debentures are not subordinated to CNG's obligations to its trade creditors or indebtedness to its subsidiaries. See ADDITIONAL TERMS OF THE JUNIOR SUBORDINATED DEBENTURES in the base prospectus.

Listing of Trust Preferred Securities

  The Trust plans to list the Trust Preferred Securities on the New York Stock
Exchange under the trading symbol "   ." You should be aware that listing of
the Trust Preferred Securities will not necessarily ensure that a liquid trading market will be available for the Trust Preferred Securities.

  If the Trust distributes the Junior Subordinated Debentures, CNG will use its reasonable best efforts to list themon the New York Stock Exchange or any other exchange on which the Trust Preferred Securities are then listed.

Use of Proceeds

  The Trust will invest all of the proceeds from the sale of the Trust Preferred Securities and the trust common securities toward the purchase of the Junior Subordinated Debentures from CNG.

  CNG intends to use the net proceeds from the sale of the Junior Subordinated Debentures in connection with the acquisition of Louis Dreyfus Natural Gas Corp. and for other general corporate purposes, including the repayment of debt. See USE OF PROCEEDS in this prospectus supplement.

Recent Development

 On September 9, 2001, Dominion, CNG's parent company, agreed to acquire Louis Dreyfus Natural Gas Corp. by merging Louis Dreyfus into a newly formed subsidiary of Dominion. Immediately after this merger, Dominion will contribute this subsidiary to CNG. Under the terms of the Merger Agreement, each Louis Dreyfus shareholder will receive $20.00 in cash and a fixed exchange ratio of
0.3226 shares of Dominion common stock for each share of Louis Dreyfus common stock. The consummation of the merger is subject to the approval of the stockholders of Louis Dreyfus, approvals under the United States antitrust laws and by the SEC and other customary closing conditions.

 See SELECTED UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED FINANCIAL DATA and UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED FINANCIAL DATA in this prospectus supplement.

RISK FACTORS

  An investment in Trust Preferred Securities involves a number of risks. Before deciding to buy any Trust Preferred Securities, you should carefully consider the following information, together with the other information in this prospectus supplement, the accompanying base prospectus and the documents that are incorporated by reference in this prospectus supplement about risks concerning an investment in Trust Preferred Securities.

The Trust has no independent operations or assets. If CNG does not provide sufficient funds, the Trust will not be able to make payments on the Trust Preferred Securities.

 .  The Trust's ability to pay amounts when they are due on the Trust Preferred
   Securities is solely dependent upon CNG's payment of amounts when they are due on the Junior Subordinated Debentures. If CNG fails to pay principal or interest when due on the Junior Subordinated Debentures, the Trust will not have funds to pay distributions on the Trust Preferred Securities or amounts due when the Trust Preferred Securities are redeemed or when the Trust is liquidated.

 . The Junior Subordinated Debentures are not secured and are junior in right of payment to CNG's senior indebtedness. As of June 30, 2001, CNG had approximately $2.7 billion of debt that would have been senior to the Junior Subordinated Debentures. The Subordinated Indenture does not limit the amount of senior indebtedness that CNG can incur. See ADDITIONAL TERMS OF THE JUNIOR SUBORDINATED DEBENTURES in the base prospectus. In addition, Louis Dreyfus Natural Gas Corp., which is being acquired, had approximately $293 million of indebtedness that will be assumed by the newly formed subsidiary into which Louis Dreyfus is merging. The Junior Subordinated Debentures will be effectively subordinated to that debt. See RECENT DEVELOPMENT and UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL DATA in this prospectus supplement.

 . CNG's obligations under the Guarantee are not secured and are junior in right of payment to all of its other liabilities, except any liabilities that expressly rank equal in priority or subordinate to the Guarantee. See SUBORDINATION OF THE GUARANTEE in this prospectus supplement.

CNG can defer interest payments on the Junior Subordinated Debentures. This may affect the market price of the Trust Preferred Securities.

 . So long as there is no event of default under the Subordinated Indenture, CNG may defer interest payments on the Junior Subordinated Debentures, from time to time, for an extension period of up to 20 consecutive quarters. At the end of an extension period, if all amounts due are paid, CNG could start a new extension period of up to 20 consecutive quarters. During any extension period, distributions on the Trust Preferred Securities would be deferred but would accumulate at an annual rate of % and you will accrue interest on unpaid distributions at the same rate, compounded quarterly (all additional accruals being available to the extent permitted by law). No extension period may extend beyond the maturity date of the Junior Subordinated Debentures. If CNG exercises this extension right, the market price of the Trust Preferred Securities is likely to be affected. See SPECIFIC TERMS OF THE TRUST PREFERRED SECURITIES-- "Extension of Payment Periods" in this prospectus supplement and ADDITIONAL TERMS OF THE JUNIOR SUBORDINATED DEBENTURES--"Option to Extend Interest Payment Period" in the base prospectus.

If CNG defers interest payments on the Junior Subordinated Debentures, there will be United States federal income tax consequences to holders of the Trust Preferred Securities.

 .  If CNG extends the interest payment period for the Junior Subordinated
   Debentures, you will accrue income as original issue discount, (OID), in respect of the deferred distributions on your Trust Preferred Securities. As a result, for United States federal income tax purposes you will include that OID in gross income before you receive distributions, regardless of your regular method of accounting.

 . If you sell your Trust Preferred Securities before the record date for the payment of distributions at the end of an extension period, you will not receive the distributions. Instead, the accrued distributions will be paid to the holder of record on the record date, regardless of who the holder of record may have been on any other date during the extension period. Moreover, the accrued OID will be added to your adjusted tax basis in the Trust Preferred Securities but might not be reflected in the amount you realize on the sale. To the extent the amount realized on a sale is less than your adjusted tax basis, you will recognize a capital loss for United States federal income tax purposes. The deduction of capital losses is subject to limitations.

 . As a result of CNG's right to extend the interest payment period, the market price of the Trust Preferred Securities may be more volatile than debt instruments with OID which do not afford the issuer a similar right. See MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES --"Interest Income and Original Issue Discount" in this prospectus supplement.

The Guarantee is limited to the funds available to the Trust. If CNG defaults on its obligations under the Junior Subordinated Debentures, the Trust would not have the funds necessary to make payments on or to redeem the Trust Preferred Securities.

 .  The Guarantee guarantees the payment when due of distributions on the Trust
   Preferred Securities, to the extent the Trust has funds available to make those payments.

 . The Guarantee also guarantees payment on redemption or on a bankruptcy or dissolution of the Trust (except where Junior Subordinated Debentures are distributed to the holders) of the liquidation amount and all accrued and unpaid distributions on the Trust Preferred Securities to the date of payment or, if less, the amount of the assets of the Trust remaining available for distribution. If CNG were to default on its payment obligations under the Junior Subordinated Debentures, the Trust would lack funds necessary for the payment of distributions or amounts payable on liquidation of the Trust or redemption of the Trust Preferred Securities. As a result, you would then not be able to rely on the Guarantee for payment of those amounts. Instead, the Property Trustee would have to enforce the Trust's rights under the Junior Subordinated Debentures. Alternatively, you could institute a legal proceeding directly against CNG to enforce payment to you of Junior Subordinated Debentures in a principal amount equal to the liquidation amount of your Trust Preferred Securities and the accrued interest on those Junior Subordinated Debentures. See DESCRIPTION OF THE GUARANTEE--"General"; DESCRIPTION OF THE TRUST PREFERRED SECURITIES--"Trust Enforcement Events" and RELATIONSHIP AMONG THE TRUST PREFERRED SECURITIES, THE GUARANTEE AND THE JUNIOR SUBORDINATED DEBENTURES HELD BY THE TRUST in the base prospectus.

CNG has the right to redeem the Junior Subordinated Debentures if CNG suffers adverse tax consequences or if the status of the Trust under the Investment Company Act changes. This redemption would subject you to additional tax.

 . If there is a Tax Event or an Investment Company Event, as described below, CNG will have the right to redeem the Junior Subordinated Debentures, in whole, but not in part, at any time within 90 days following the occurrence of the Tax Event or an Investment Company Event. That would, in turn, cause a mandatory redemption of all of the Trust Preferred Securities and the trust common securities at a redemption price as calculated under SPECIFIC TERMS OF THE TRUST PREFERRED SECURITIES--"Redemption of Trust Preferred Securities" in this prospectus supplement. Under current United States federal income tax law, that redemption of your Trust Preferred Securities would be a taxable event to you. See SPECIFIC TERMS OF THE TRUST PREFERRED SECURITIES--"Right to Redeem upon a Special Event" in this prospectus supplement and DESCRIPTION OF THE TRUST PREFERRED SECURITIES--"Mandatory Redemption of Trust Preferred Securities" and --"Special Event Redemption" in the base prospectus.

CNG may dissolve the Trust at any time. This could have an adverse effect on the market prices of the Trust Preferred Securities or the Junior Subordinated Debentures.

 . At any time, CNG may dissolve the Trust, pay its creditors, if any, and distribute the Junior Subordinated Debentures to the holders of the Trust Preferred Securities.

 . There is no assurance as to the market prices for Trust Preferred Securities or Junior Subordinated Debentures that may be distributed in exchange for Trust Preferred Securities if the Trust is liquidated. The Trust Preferred Securities or the Junior Subordinated Debentures may trade at a discount from the price that an investor paid to purchase the Trust Preferred Securities in this offer.

 . A distribution of the Junior Subordinated Debentures upon the liquidation of the Trust would not be a taxable event to holders of the Trust Preferred Securities because the dissolution of the Trust is conditioned upon receipt of an opinion from tax counsel that the distribution will not result in the recognition of gain or loss for federal income tax purposes by the holders.

 . As a prospective purchaser of Trust Preferred Securities, you are also making an investment decision about the Junior Subordinated Debentures. You should carefully review all the information about the Junior Subordinated Debentures in this prospectus supplement and in the base prospectus. See SPECIFIC TERMS OF THE TRUST PREFERRED SECURITIES--"Distribution of the Junior Subordinated Debentures" in this prospectus supplement and DESCRIPTION OF THE TRUST PREFERRED SECURITIES--"Distribution of the Junior Subordinated Debentures" in the base prospectus.

There is no established trading market for the Trust Preferred Securities.

 . The Trust Preferred Securities constitute a new issue of securities. They have no established trading market. There is no assurance as to the liquidity of, or the development and maintenance of trading markets for, the Trust Preferred Securities. The Trust will apply to list the Trust Preferred Securities on the New York Stock Exchange for trading starting within 30 days after the Trust Preferred Securities are issued.

There can be no assurance that there will be an active market for the Trust Preferred Securities.

 .  The underwriters currently plan to make a market in the Trust Preferred
   Securities. However, there can be no assurance that the underwriters will engage in those activities or that any active market in the Trust Preferred Securities will develop or be maintained.

Except with respect to some mergers involving the Trust, amendments to the Trust Agreement and amendments to the Guarantee, the holders of the Trust Preferred Securities have no voting rights.

 . Holders of Trust Preferred Securities will have no voting rights, except voting rights exercisable only in the event of a proposed change in the terms of the Trust Preferred Securities or defaults under the Trust Agreement and Subordinated Indenture. See DESCRIPTION OF THE TRUST PREFERRED SECURITIES--"Voting Rights; Amendment of Trust Agreement" in the base prospectus.

THE COMPANY

    CNG is a wholly-owned subsidiary of Dominion, a fully integrated gas and electric energy holding company. Dominion manages CNG's operations, together with those of Dominion's other subsidiaries, along functional lines rather than by corporate entity.

    CNG is a public utility holding company regulated under the Public Utility Holding Company Act of 1935. Acting through its subsidiaries, CNG operates in all phases of the natural gas business, explores for and produces oil, and provides a variety of retail energy marketing services. CNG's principal subsidiaries are described below.

Distribution: CNG's gas distribution subsidiaries are The East Ohio Gas Company (Dominion East Ohio), The Peoples Natural Gas Company (Dominion Peoples), and Hope Gas, Inc. (Dominion Hope). These subsidiaries serve various cities located in Ohio, including Cleveland; Pennsylvania, including Pittsburgh; and West Virginia. At June 30, 2001, CNG served at retail approximately 1.7 million residential, commercial and industrial gas sales and transportation customers in Ohio, Pennsylvania and West Virginia.

Transmission: Dominion Transmission, Inc. operates a regional interstate pipeline system and provides gas transportation and storage services to each of CNG's public utility subsidiaries and to non-affiliated utilities, end-users and others in the Midwest, the mid-Atlantic states and the Northeast. Dominion Transmission, Inc., along with Dominion East Ohio and Dominion Peoples, operates 26 natural gas storage fields with a combined 959 Bcf of storage capacity.

Exploration and Production: Dominion Exploration & Production, Inc. is CNG's exploration and production subsidiary. It explores for and produces natural gas and oil primarily in the onshore and offshore Gulf of Mexico region, the Appalachian, southwestern and Rocky Mountain regions of the United States and the western region of Canada.

    Retail Marketing: Dominion Retail, Inc., a nonregulated company, was created in 1997 to market natural gas, electricity and related products and services to residential, commercial and small industrial customers. Dominion Products and Services, Inc. also provides energy-related services to customers of CNG's local distribution subsidiaries and others.

    For additional information about CNG, see WHERE YOU CAN FIND MORE INFORMATION in this prospectus supplement.

RECENT DEVELOPMENT

  On September 9, 2001, Dominion, CNG's parent company, agreed to acquire Louis Dreyfus Natural Gas Corp. by merging Louis Dreyfus into a newly formed subsidiary of Dominion. Immediately after this merger, Dominion will contribute this subsidiary to CNG. Under the terms of the Merger Agreement, each Louis Dreyfus shareholder will receive $20.00 in cash and a fixed exchange ratio of
0.3226 shares of Dominion common stock for each share of Louis Dreyfus common stock. The consummation of the merger is subject to the approval of the stockholders of Louis Dreyfus, approvals under the United States antitrust laws and by the SEC and other customary closing conditions.

   See SELECTED UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED FINANCIAL DATA and UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED FINANCIAL DATA.

USE OF PROCEEDS

  The Trust will invest all of the proceeds from the sale of the Trust Preferred Securities and the trust common securities toward the purchase of the Junior Subordinated Debentures from CNG.

  CNG intends to use the net proceeds from the sale of the Junior Subordinated Debentures in connection with the acquisition of Louis Dreyfus Natural Gas Corp. and for other general corporate purposes, including the repayment of debt. This debt may include a portion of CNG's short-term debt, including commercial paper. At September 30, 2001 the weighted average maturity date of CNG's approximately $486 million of outstanding commercial paper was approximately 10 days and the weighted average interest rate was 3.42%.

                                 CAPITALIZATION

    The table below shows CNG's capitalization on a consolidated basis as of June 30, 2001. The "As Adjusted" column reflects CNG's capitalization after giving effect to this offering and the use of the net proceeds. You should read this table along with CNG's audited financial statements contained in its most recent Annual Report on Form 10-K as well as the information presented in its Quarterly Reports on Form 10-Q. See WHERE YOU CAN FIND MORE INFORMATION in this prospectus supplement.

                                                              June 30, 2001
                                                            ------------------
                                                            Actual As Adjusted
                                                            ------ -----------
                                                              (in millions)
Short-term debt............................................ $  527   $
Long-term debt.............................................  2,165
Obligated mandatorily redeemable preferred securities of
 subsidiary trust..........................................    --
Common stockholder's equity................................  2,096    2,096
                                                            ------   ------
Total capitalization....................................... $4,788   $
                                                            ======   ======

                       RATIO OF EARNINGS TO FIXED CHARGES

                                                        Twelve Months Ended
                                                            December 31,
                                  Twelve Months Ended ------------------------
                                     June 30, 2001    2000 1999 1998 1997 1996
                                  ------------------- ---- ---- ---- ---- ----
Ratio of earnings to fixed
 charges.........................        4.59         3.03 2.33 4.03 4.90 5.04

    For purposes of this ratio, earnings are determined by adding income tax expense, distributed income of equity investees and fixed charges to income from continuing operations before cumulative effect of a change in accounting principle after eliminating the equity in earnings or losses of equity investees. These earnings are then divided by total fixed charges. Fixed charges consist of interest charges (without reduction for Allowance for Funds Used During Construction) on long-term and short-term debt, and the portion of rentals as is representative of the interest factor.

             SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

CNG

    In the table below, CNG provides you with its selected consolidated financial information. CNG prepared this information using its consolidated financial statements as of the dates and for the periods indicated. CNG derived the consolidated income statement data below for the years ended December 31, 2000, 1999 and 1998 and the consolidated balance sheet data at December 31, 2000 and 1999, from audited financial statements incorporated by reference in this prospectus supplement and contained in its most recent Annual Report on Form 10-K. The remaining data is derived from financial statements incorporated by reference in this prospectus supplement and contained in its quarterly report for the period ended June 30, 2001. These financial statements have not been audited, but, in the opinion of CNG's management, contain all adjustments, including normal recurring accruals, necessary to present fairly CNG's financial position and results of operations and cash flows for the applicable period. See WHERE YOU CAN FIND MORE INFORMATION in this prospectus supplement.

                                         Six Months           Year Ended
                                       Ended June 30,         December 31,
                                     ------------------ -----------------------
                                         2001     2000   2000    1999    1998
                                     ----------- ------ ------- ------- -------
Income Statement Data (in millions)
  Operating revenues................   $2,480    $1,890  $4,012  $2,974 $ 2,690
  Income from continuing operations
   before interest and income
   taxes............................      479        85     522     334     532
  Income (loss) from continuing
   operations before cumulative
   effect of a change in accounting
   principle........................      252       (2)     213     137     288
  Net income........................      238        29     244     137     239
                                                        At December 31,
                                                        ---------------
                                     At June 30,
                                         2001            2000    1999
                                     -----------        ------- -------
Balance Sheet Data (in millions)
  Cash and cash equivalents.........   $   77           $    58 $    94
  Total assets......................    7,541             7,313   6,535
  Short-term debt...................      527             1,215     686
  Long-term debt....................    2,165             1,721   1,764
  Common stockholder's equity.......    2,096             1,966   2,376

Louis Dreyfus

In the table below, CNG provides you with the selected consolidated financial information of Louis Dreyfus. Louis Dreyfus has agreed to be acquired by Dominion through a merger with a newly formed, wholly owned subsidiary of Dominion which will become a subsidiary of CNG. While closing has not yet occurred and the agreement remains subject to certain conditions, CNG believes the completion of this transaction is probable. CNG compiled this information using the consolidated financial statements of Louis Dreyfus as of the dates and for the periods indicated. CNG derived the consolidated income statement data below for the years ended December 31, 2000, 1999 and 1998 and the consolidated balance sheet data at December 31, 2000 and 1999 from the audited financial statements of Louis Dreyfus that are included in CNG's Current Report on Form 8-K filed October 11, 2001 and incorporated by reference into this prospectus supplement. See WHERE YOU CAN FIND MORE INFORMATION. The remaining data is derived from financial statements of Louis Dreyfus that have not been audited, but which, in the opinion of CNG's management, contain all adjustments, including normal recurring accruals, necessary to present fairly Louis Dreyfus' financial position and results of operations and cash flows for the applicable period. These unaudited financial statements are also incorporated by reference from CNG's Current Report on Form 8-K filed October 11, 2001.

                                              Six Months Ended     Year Ended
                                                  June 30,        December 31,
                                              ------------------ --------------
                                                2001     2000    2000 1999 1998
                                              --------  -------- ---- ---- ----
Income Statement Data (in millions)
  Total revenue.............................. $    369  $  168   $477 $303 $293
  Income (loss) from continuing operations...      121        18   98   21  (44)
  Cumulative effect of a change in accounting
   principle.................................      --        --   --   --     1
  Net income (loss)..........................      121        18   98   21  (43)

                                                                At December 31,
                                                                ---------------
                                               At June 30, 2001  1999    2000
                                               ---------------- ------- -------
Balance Sheet Data (in millions)
  Total assets................................      $1,696      $ 1,502 $ 1,227
  Capitalization:
   Long term debt.............................         523          607     555
   Stockholders' equity.......................         790          533     499
   Total capitalization.......................       1,313        1,140   1,054

                     SELECTED UNAUDITED PRO FORMA COMBINED
                     CONDENSED CONSOLIDATED FINANCIAL DATA

   In the table below, CNG provides you with selected unaudited pro forma combined condensed consolidated financial data after accounting for the proposed acquisition of Louis Dreyfus by a wholly owned subsidiary of Dominion and the transfer of such investment in Louis Dreyfus to CNG. The pro forma adjustments are based upon available information and certain assumptions that CNG's management believes are reasonable. The selected unaudited pro forma combined condensed consolidated financial data are presented for illustrative purposes only and are not necessarily indicative of the operating results or financial condition of the combined company that would have occurred had the merger occurred at the beginning of the periods presented, nor are the selected unaudited pro forma combined condensed consolidated financial data necessarily indicative of future operating results or financial position of the combined company. The selected unaudited pro forma combined condensed consolidated financial data (i) have been derived from and should be read in conjunction with the unaudited pro forma combined condensed consolidated financial data and the related notes included in UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED FINANCIAL DATA in this prospectus supplement and (ii) should be read in conjunction with the selected historical consolidated financial statements of CNG and Louis Dreyfus incorporated by reference in this prospectus supplement. See WHERE YOU CAN FIND MORE INFORMATION in this prospectus supplement.

                                              Six Months Ended    Year Ended
                                               June 30, 2001   December 31, 2000
                                              ---------------- -----------------
Income Statement Data (in millions)
  Operating revenue..........................      $2,848           $4,486
  Income from continuing operations..........         365              294
                                              At June 30, 2001
                                              ----------------
Balance Sheet Data (in millions)
  Cash and cash equivalents..................     $    79
  Total assets...............................      10,706
  Short-term debt............................       1,202
  Long-term debt.............................       2,688
  Common shareholder's equity................       3,012

SPECIFIC TERMS OF THE TRUST PREFERRED SECURITIES

  Specific terms of the Trust Preferred Securities are summarized below. This summary is not complete and should be read together with the DESCRIPTION OF THE TRUST PREFERRED SECURITIES in the base prospectus, where provisions of the amended trust agreement have been summarized.

  The form of amended trust agreement was filed as an exhibit to the registration statement, and you should read the Trust Agreement for provisions that may be important to you. The amended trust agreement will be qualified as an indenture under the Trust Indenture Act. You should also refer to the Trust Indenture Act for provisions that apply to the Trust Preferred Securities.

  The amended trust agreement permits the Trust to "reopen" this offering of Trust Preferred Securities and trust common securities and issue additional Trust Preferred Securities and trust common securities without the consent of the holders of the Trust Preferred Securities or the trust common securities.

Distributions

  Distributions on the Trust Preferred Securities will:

 . be payable in U.S. dollars at   % per annum of the liquidation amount,
  including interest payable on overdue distributions, on the basis of a 360-day year of twelve 30-day months;

 . be cumulative and payable quarterly in arrears on    ,    ,     and     of
  each year, commencing    , 2002; and

 . originally accrue from, and include, the date they are issued.

  In the event that any distribution date is not a business day, payment will be made on the next business day, and no interest or other payment will result from the delay. However, if the deferred payment date is in the next calendar year, the payment will be made on the last business day of the earlier year.

  A business day is any day that is not a Saturday, a Sunday, a day on which banks in New York, New York or Richmond, Virginia are authorized or required to remain closed, or a day on which the Corporate Trust Office of the Property Trustee or the Subordinated Indenture Trustee is closed for business.

  The record date for distributions will be, for so long as the Trust Preferred Securities remain in book-entry only form, one business day prior to the relevant distribution date. In the event the Trust Preferred Securities are not in book-entry only form, the record date for distributions will be selected by the Administrative Trustees as provided in the prospectus.

Extension of Payment Periods

  So long as there is no event of default under the Subordinated Indenture, CNG may defer interest payments on the Junior Subordinated Debentures for an extension period of up to 20 consecutive quarters. Distributions on the Trust Preferred Securities would not be paid during any extension period, but would accrue, with interest on unpaid distributions accruing at an annual rate of
  %, compounded
quarterly (to the extent permitted by law). CNG could not make specified payments on some of its other securities during an extension period. These payments are described under SPECIFIC TERMS OF THE JUNIOR SUBORDINATED DEBENTURES--"Extension of Payment Periods" in this prospectus supplement.

  Before the end of any extension period that is shorter than 20 consecutive quarters, CNG could further extend the period, so long as the entire extension period would not exceed 20 consecutive quarters. No payments can be deferred beyond the maturity date of the Junior Subordinated Debentures. At the end of any extension period, if all amounts then due on the Junior Subordinated Debentures, including additional interest on unpaid interest, have been paid, CNG could elect to begin a new extension period. See ADDITIONAL TERMS OF THE JUNIOR SUBORDINATED DEBENTURES--"Option to Extend Interest Payment Period" in the base prospectus.

  CNG has no current intention of exercising its right to defer payments of interest by extending the interest payment period on the Junior Subordinated Debentures.

Redemption of Trust Preferred Securities

  The Trust must redeem the Trust Preferred Securities when the Junior Subordinated Debentures are paid at maturity or if the Junior Subordinated Debentures are redeemed before they mature. The Junior Subordinated Debentures
will mature on      , 2041, and may be redeemed (i) at any time, in whole but
not in part, upon the occurrence of a Special Event at a redemption price equal to the Special Event Redemption Price, as described below, and (ii) at any time
on or after     , 2006, in whole or in part, at a redemption price equal to the
Optional Redemption Price, as described below, plus, in each case, accrued interest. See "Right to Redeem Upon a Special Event" below for a description of the term Special Event. In the event that fewer than all of the outstanding trust securities are to be redeemed, the Trust Preferred Securities will be redeemed proportionately.

  Upon the repayment of all of the Junior Subordinated Debentures, whether at maturity or upon redemption, the proceeds from such repayment or payment shall simultaneously be applied to redeem Trust Preferred Securities having an aggregate liquidation amount equal to the aggregate principal amount of the Junior Subordinated Debentures so repaid or redeemed at the redemption price; provided that holders of Trust Preferred Securities shall be given not less than 20 nor more than 60 days notice of such redemption.

  The redemption price shall equal, for each Trust Preferred Security, the applicable redemption price for a corresponding $25 principal amount of Junior Subordinated Debentures together with accrued distributions to but excluding the redemption date.

  The "Special Event Redemption Price" shall be equal to 100% of the principal amount of such Junior Subordinated Debentures.

  The "Optional Redemption Price" shall be equal to 100% of the principal amount of such Junior Subordinated Debentures.

Right to Redeem Upon a Special Event

  CNG will have the right to redeem all, but not fewer than all, of the Junior Subordinated Debentures, at the Special Event Redemption Price, plus accrued interest, at any time within 90 days after a Tax Event or an Investment Company Event (either, a Special Event) happens.

  In the event of redemption of the Junior Subordinated Debentures due to the occurrence of a Special Event, the Property Trustee will use the proceeds to redeem the Trust Preferred Securities and trust common securities at a redemption price equal to the Special Event Redemption Price for a corresponding $25 principal amount of Junior Subordinated Debentures plus any unpaid distributions to but excluding the date of redemption.

  A Tax Event means that the Administrative Trustees have received an opinion of independent tax counsel experienced in those matters to the effect that, as a result of any amendment to, change or announced proposed change in:

 . the laws or regulations of the United States or any of its political subdivisions or taxing authorities, or

 . any official administrative pronouncement, action or judicial decision interpreting or applying those laws or regulations,

which amendment or change becomes effective or proposed change, pronouncement, action or decision is announced on or after the date the Trust Preferred Securities are issued and sold, there is more than an insubstantial risk that:

 . the Trust is or within 90 days would be subject to U.S. federal income tax with respect to income accrued or received on the Junior Subordinated Debentures,

 . interest payable to the Trust on the Junior Subordinated Debenture is not or within 90 days would not be deductible, in whole or in part, by CNG for U.S. federal income tax purposes, or

 . the Trust is or within 90 days would be subject to a material amount of other taxes, duties or other governmental charges.

  Investment Company Event means that the Administrative Trustees have received an opinion of a nationally recognized independent counsel to the effect that, as a result of an amendment to or change in the Investment Company Act or regulations thereunder on or after the date the Trust Preferred Securities are issued and sold, there is more than an insubstantial risk that the Trust is or will be considered an investment company and be required to be registered under the Investment Company Act.

Liquidation

  The amount payable on the Trust Preferred Securities in the event of any liquidation of the Trust is $25 per Trust Preferred Security plus accumulated and unpaid distributions, which may be in the form of a distribution of Junior Subordinated Debentures. See "Distribution of Junior Subordinated Debentures" below and DESCRIPTION OF THE TRUST PREFERRED SECURITIES -- "Liquidation Distribution Upon Dissolution" in the base prospectus.

Distribution of the Junior Subordinated Debentures

  In addition to the events that would cause a dissolution of the Trust as described under

DESCRIPTION OF THE TRUST PREFERRED SECURITIES --"Liquidation Distribution Upon Dissolution" in the base prospectus and subject to the condition described below, at any time, CNG may:

 . dissolve the Trust; and

 . distribute Junior Subordinated Debentures to the holders of the Trust
  Preferred Securities.

  The right to dissolve the Trust and distribute the Junior Subordinated Debentures will be conditioned on CNG's receipt of an opinion rendered by an independent tax counsel that the distribution would not result in the recognition of gain or loss for federal income tax purposes by the holders. After dissolution and distribution of the Junior Subordinated Debentures, the Trust Preferred Securities and the trust common securities will no longer be outstanding. Certificates representing Trust Preferred Securities will then represent Junior Subordinated Debentures that:

 . have a principal amount equal to the liquidation amount of the Trust
  Preferred Securities; and

 . bear accrued and unpaid interest equal to any accrued and unpaid distributions on the Trust Preferred Securities.

  If CNG distributes Junior Subordinated Debentures to holders of Trust Preferred Securities in a dissolution of the Trust, those Junior Subordinated Debentures will be issued in denominations of $25 and integral multiples of $25 and will initially be issued in the form of one or more global securities. DTC, or any successor depositary for the Trust Preferred Securities, will act as depositary for the Junior Subordinated Debentures. It is anticipated that the depositary arrangements for the Junior Subordinated Debentures would be substantially identical to those in effect for the Trust Preferred Securities. See BOOK-ENTRY PROCEDURES AND SETTLEMENT in this prospectus supplement. There can be no assurances as to the market price of any Junior Subordinated Debentures that may be distributed to the holders of Trust Preferred Securities.

Book-Entry Securities

  The Trust Preferred Securities will trade through DTC. The Trust Preferred Securities will be represented by a global certificate and registered in the name of Cede & Co., DTC's nominee. See BOOK-ENTRY PROCEDURES AND SETTLEMENT in this prospectus supplement.

Information Concerning the Property Trustee

  Bank One Trust Company, National Association is the Property Trustee. It is also the Guarantee Trustee and the Subordinated Indenture Trustee. CNG and certain of its affiliates maintain deposit accounts and banking relationships with Bank One, N.A., an affiliate of Bank One Trust Company, National Association. Bank One Trust Company, National Association also serves as trustee under other indentures pursuant to which CNG's securities and securities of certain of its affiliates are outstanding.

Information Concerning the Delaware Trustee

  Bank One Delaware, Inc. is the Delaware Trustee. It is an affiliate of Bank One Trust Company, National Association which serves as Property Trustee and in the other capacities described above under "Information Concerning the Property Trustee."

SPECIFIC TERMS OF THE JUNIOR SUBORDINATED DEBENTURES

  Specific terms of the Junior Subordinated Debentures are summarized below. This summary is not complete and should be read together with the DESCRIPTION OF DEBT SECURITIES and ADDITIONAL TERMS OF THE JUNIOR SUBORDINATED DEBENTURES in the base prospectus, where provisions of the Subordinated Indenture have been summarized.

  The Subordinated Indenture under which the Junior Subordinated Debentures will be issued was filed as an exhibit to the registration statement and the supplemental indenture under which the Junior Subordinated Debentures will be issued will be filed as an exhibit to a current report on Form 8-K, and are incorporated by reference herein, and you should read these documents for provisions that may be important to you. The Subordinated Indenture is qualified as an indenture under the Trust Indenture Act. You should also refer to the Trust Indenture Act for provisions that apply to the Junior Subordinated Debentures.

  The Subordinated Indenture permits CNG to "reopen" this series of Junior Subordinated Debentures and issue additional Junior Subordinated Debentures of this series without the consent of the holders of Junior Subordinated Debentures.

  The Junior Subordinated Debentures will mature on     , 2041.

Interest

  Interest on the Junior Subordinated Debentures will:

 . be payable in U.S. dollars at   % per annum, including interest payable on
  overdue interest, on the basis of a 360-day year of twelve 30-day months;

 . be cumulative and payable quarterly in arrears on     ,    ,     and      of
  each year, beginning     , 2002; and

 . originally accrue from, and include, the date they are issued.

  If any payment date is not a business day, payment will be made on the next following business day, and no interest or other payment will result from the delay. However, if the deferred payment date is in the next calendar year, the payment will be made on the last business day of the earlier year.

  For so long as the Trust Preferred Securities or Junior Subordinated Debentures distributed to holders of Trust Preferred Securities remain in book-entry only form, the record date for interest will be one business day prior to the scheduled distribution or interest payment date. For any of these Junior Subordinated Debentures not in book-entry only form, the record date for distributions will be the fifteenth day before the scheduled distribution or interest payment date, whether or not it is a business day.

Extension of Payment Periods

  So long as there is no event of default under the Subordinated Indenture, CNG may defer interest payments on the Junior Subordinated Debentures for an extension period of up to 20 consecutive quarters; provided, however, that no such extension period may extend beyond the maturity of the Junior Subordinated Debentures. During this period, the interest on the Junior Subordinated
Debentures will still accrue at a per annum rate of   %. In addition, interest
on the unpaid interest will accrue at an annual rate of   %, compounded
quarterly, to the extent permitted by law. Distributions on the Trust Preferred Securities would not be paid during any extension period with respect to the Junior Subordinated Debentures, but would accumulate at the per annum rate of
  %. In addition, interest on unpaid distributions will accrue at an annual
rate of   %, compounded quarterly, to the extent permitted by law. When we refer to any payment of interest, interest includes such additional interest and any interest payable as described in the second bullet point under ADDITIONAL TERMS OF THE JUNIOR SUBORDINATED DEBENTURES--"Additional Covenants Applicable to Junior Subordinated Debentures" in the base prospectus.

  Before the end of any extension period that is shorter than 20 consecutive quarters, CNG could further extend the period, so long as the entire extension period would not exceed 20 consecutive quarters. No payments can be deferred beyond the maturity date of the Junior Subordinated Debentures. At the end of any extension period, if all amounts then due on the Junior Subordinated Debentures, including additional interest on unpaid interest, have been paid, CNG could elect to begin a new extension period.

  If CNG defers payment on the Junior Subordinated Debentures, CNG may not:

 . declare or pay any dividend or distribution on its capital stock, other than dividends paid in shares of its common stock;

 . redeem, purchase, acquire or make a liquidation payment with respect to, any of its capital stock;

 . make any payment of principal or of interest or premiums, if any, on, or repay or repurchase or redeem any, indebtedness that is equal in right of payment with, or subordinated to, the Junior Subordinated Debentures; or

 . make any guarantee payments with respect to any of the above.

See ADDITIONAL TERMS OF THE JUNIOR SUBORDINATED DEBENTURES--"Option to Extend Interest Payment Period" in the base prospectus.

  Any extension of the payment period for interest on the Junior Subordinated Debentures, or on any other securities issued under the Subordinated Indenture or on any similar securities, will apply to all securities of the same type. Those extensions will also apply to distributions on Trust Preferred Securities and trust common securities and all other securities with similar rankings as Trust Preferred Securities and trust common securities. CNG will give the Trust and the Subordinated Indenture Trustee notice of its election of an extension period before the earlier of:

 . one business day before the record date for the scheduled distribution; and

 . the date it is required to give notice of an extension period to the New York
  Stock Exchange.

  CNG will cause the Trust to send notice of that election to the holders of Trust Preferred Securities.

Redemption

  The Junior Subordinated Debentures may be redeemed (i) at any time, in whole but not in part, within 90 days after the occurrence of a Special Event at a redemption price equal to the Special Event Redemption Price and (ii) at any
time on or after     , 2006, in whole or in part, at a redemption price equal
to the Optional Redemption Price, plus, in each case, accrued interest.

  For the definitions of Tax Event and Investment Company Event, see SPECIFIC TERMS OF THE TRUST PREFERRED SECURITIES--"Right to Redeem Upon a Special Event" in this prospectus supplement. For the definitions of Special Event Redemption Price and Optional Redemption Price, see SPECIFIC TERMS OF THE TRUST PREFERRED SECURITIES--"Redemption of the Trust Preferred Securities" in this prospectus supplement.

SUBORDINATION OF THE GUARANTEE

  CNG's obligations under the Guarantee will be its unsecured obligations. Those obligations will rank:

  . subordinate and junior in right of payment to all of its other liabilities, other than obligations or liabilities that rank equal in priority or subordinate by their terms;

  . equal in priority with the Junior Subordinated Debentures that it may issue and similar guarantees; and

  .  senior to any preferred and common stock.

  CNG currently has no Junior Subordinated Debentures outstanding that rank equal in priority with the Guarantee. CNG has no preferred stock outstanding at this time. CNG has common stock outstanding that will rank junior to the Guarantee. All of CNG's outstanding common stock is owned by Dominion.

  The Guarantee will be a guarantee of payment and not of collection. This means that the guaranteed party may institute a legal proceeding directly against CNG, as guarantor, to enforce its rights under the Guarantee without first instituting a legal proceeding against any other person or entity.

  The terms of the Trust Preferred Securities will provide that each holder of the Trust Preferred Securities, by accepting those Trust Preferred Securities, agrees to the subordination provisions and other terms of the Guarantee.

BOOK-ENTRY PROCEDURES AND SETTLEMENT

  Upon issuance, all book-entry securities will be represented by one or more fully registered global certificates. Each global security will be deposited with DTC or its custodian and will be registered in the name of DTC or a nominee of DTC. DTC will thus be the only registered holder of these securities.

  The following is based on information furnished to us by DTC:

  DTC is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the

Uniform Commercial Code and a "clearing agency" registered under the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of its participants (Participants) and to facilitate the clearance and settlement of securities transactions among its Participants in these securities through electronic book-entry changes in accounts of the Participants, thereby eliminating the need for physical movement of securities certificates. DTC's Participants include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own DTC. Persons who are not Participants may beneficially own securities held by DTC only through Participants.

  DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc. Access to DTC's system is also available to others including securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (Indirect Participants). The rules applicable to DTC and its Participants are on file with the SEC.

  Purchases of securities within the DTC system must be made by or through Direct Participants, which will receive a credit for the securities on DTC's records. The ownership interest of each actual purchaser of securities (Beneficial Owner) is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial owners will not receive written confirmation from DTC of their purchases, but Beneficial Owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which the beneficial Owners purchased securities. Transfers of ownership interests in the securities are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in securities, unless use of the book-entry system for the securities is discontinued.

  DTC has no knowledge of the actual Beneficial Owners of the securities. DTC's records reflect only the identity of the Direct Participants to whose accounts the securities are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

  Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

  Although voting with respect to the Trust Preferred Securities is limited, in those cases where a vote is required, neither DTC nor Cede and Co. will itself consent or vote. Under its usual procedures, DTC would mail an Omnibus Proxy to CNG as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the securities are credited on the record date

(identified in a listing attached to the Omnibus Proxy).

  Payments on the Trust Preferred Securities will be made to DTC in immediately available funds. DTC's practice is to credit Direct Participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payments on the relevant payment date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in "street name," and will be the responsibility of the Participant and not our responsibility or the responsibility of DTC, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment to DTC is our responsibility, disbursement of the payments to Direct Participants is the responsibility of DTC, and disbursement of the payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

  Except as provided in this prospectus supplement, a Beneficial Owner of securities will not be entitled to receive physical delivery of securities. Accordingly, each Beneficial Owner must rely on the procedures of DTC to exercise any rights under the Trust Preferred Securities. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global security.

  DTC may discontinue providing its services as securities depositary with respect to the Trust Preferred Securities at any time by giving reasonable notice to CNG. Under those circumstances, if a successor securities depositary is not obtained, securities certificates will be printed and delivered to the holders of record. Additionally, we may decide to discontinue use of the system of book-entry transfers through DTC (or a successor depositary) with respect to the Trust Preferred Securities. In that event, certificates for the Trust Preferred Securities will be printed and delivered to the holders of record.

  We have no responsibility for the performance by DTC or its Participants of their respective obligations as described in this prospectus supplement or under the rules and procedures governing their respective operations.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

General

  In this section, we summarize certain of the material United States federal income tax consequences of purchasing, owning and selling the Trust Preferred Securities. The statements of law and legal conclusions set forth in this summary represent the opinion of McGuireWoods LLP, special tax counsel to CNG and the Trust. Except where stated otherwise, this summary deals only with Trust Preferred Securities held as capital assets (as defined in the Internal Revenue Code of 1986, as amended (the "Code")) by a U.S. Holder (as defined below) who purchases the Trust Preferred Securities at their original offering price when the Trust originally issues them.

  We do not address all of the tax consequences that may be relevant to a U.S. Holder. We also do not address, except as stated below, any of the tax consequences to holders that may be subject to special tax treatment including banks, thrift institutions, real estate investment trusts, personal holding companies, tax-exempt organizations, regulated investment companies, insurance companies, and brokers and dealers in securities or currencies. Further, we do not address:

 . the United States federal income tax consequences to shareholders in, or partners or beneficiaries of, an entity that is a holder of the Trust Preferred Securities;

 . the United States federal estate and gift or alternative minimum tax consequences of the purchase, ownership or sale of the Trust Preferred Securities;

 . persons who hold the Trust Preferred Securities in a "straddle" or as part of a "hedging," "conversion" or "constructive sale" transaction or whose "functional currency" is not the United States dollar; or

 . any state, local or foreign tax consequences of the purchase, ownership and sale of Trust Preferred Securities.

  You should consult your tax advisor regarding the tax consequences of purchasing, owning and selling the Trust Preferred Securities in light of your circumstances.

  A "U. S. Holder" is a Trust Preferred Securities holder who or which is:

 . a citizen or resident of the United States;

 . a corporation, or other entity treated as a corporation for United States
  Federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

 . an estate if its income is subject to United States federal income taxation regardless of its source; or

 . a trust if (1) a United States court can exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of its substantial decisions.

  This summary is based on the Code, Treasury regulations (proposed and final) issued under the Code, and administrative and judicial interpretation thereof, all as they currently exist as of the date of this prospectus supplement. These income tax laws and regulations, however, may change at any time, possibly on a retroactive basis. Any such changes may affect this summary.

Classification of the Junior Subordinated Debentures

  McGuireWoods LLP will render its opinion to the effect that the Junior Subordinated Debentures will be classified under current law for United States federal income tax purposes as CNG's indebtedness, and, by acceptance of a Trust Preferred Security, each holder covenants to treat the Junior Subordinated Debentures as indebtedness and the Trust Preferred Securities as evidence of an indirect beneficial ownership interest in the Junior Subordinated Debentures. No assurance can be given, however, that the Internal Revenue Service will not challenge this position or, if challenged, that such a challenge would not be successful. The remainder of this discussion assumes that the Junior Subordinated Debentures will be classified as indebtedness of CNG for United States federal income tax purposes.

Classification of the Trust

  In connection with the issuance of the Trust Preferred Securities, McGuireWoods LLP will render a legal opinion generally to the effect that, under current law and assuming full compliance with the terms of the trust agreement, the indenture, and certain other documents, and based on certain facts and assumptions described in the opinion, the Trust will be classified for United States federal income tax purposes as a grantor trust and will not be subject to tax as a corporation. Accordingly, for United States federal income tax purposes, you will generally be treated as the owner of an undivided beneficial interest in the assets of the Trust, including the Junior Subordinated Debentures. You will be required to include in ordinary income for United States federal income tax purposes your allocable share of interest (or "OID", if any) paid or accrued on the Junior Subordinated Debentures.

Interest Income and Original Issue Discount

  Generally, stated interest on the Junior Subordinated Debentures will be taxable as ordinary income at the time the interest is paid or accrued (depending on your method of tax accounting) unless the Junior Subordinated Debentures are issued with original issue discount or OID.

  Under the Treasury regulations relating to OID, a debt instrument will be deemed to be issued with OID if there is more than a "remote" contingency that periodic stated interest payments due on the instrument will not be timely paid. Because the exercise by CNG of its option to defer payments of stated interest on the Junior Subordinated Debentures would prevent it from:

 . declaring dividends, or engaging in certain other capital transactions, with respect to its capital stock, or

 . making any payment on any debt securities issued by it that rank equal with or junior to the Junior Subordinated Debentures,

CNG believes that the likelihood of it exercising the option is "remote" within the meaning of the Treasury regulations.

  As a result, CNG intends to take the position, based on the advice of its tax counsel, that the Junior Subordinated Debentures will not be deemed to be issued with OID. Based on this position, stated interest payments on the Junior Subordinated Debentures will be includible in your ordinary income at the time that such payments are received or accrued in accordance with your regular method of accounting. Because the Internal Revenue Service has not yet addressed the Treasury regulations in any published rulings or other interpretations, it is possible that the Internal Revenue Service could take a position contrary to the position taken by CNG . In that event, the Internal Revenue Service may, for example, require you to include interest on the Junior Subordinated Debentures in your taxable income as it accrues rather than when you receive payment even though you use the cash method of accounting for federal income tax purposes.

Exercise of Deferral Options

  Under Treasury regulations, if CNG were to exercise its option to defer the payment of interest on the Junior Subordinated

Debentures, the Junior Subordinated Debentures would be treated as redeemed and reissued for OID purposes and the sum of the remaining interest payments on the Junior Subordinated Debentures would be treated as OID, which you would be required to accrue and include in taxable income on an economic accrual basis (regardless of your method of accounting for income tax purposes) over the remaining term of the Junior Subordinated Debentures (including any period of interest deferral), without regard to the timing of payments under the Junior Subordinated Debentures. The amount of interest income includible in your taxable income would be determined on the basis of a constant yield method over the remaining term of the Junior Subordinated Debentures and the actual receipt of future payments of stated interest on the Junior Subordinated Debentures would no longer be separately reported as taxable income. The total amount of OID that would accrue during the deferred interest payment period would be approximately equal to the amount of the cash payment due at the end of such period. Any OID included in income would increase your adjusted tax basis in your Trust Preferred Securities, and your actual receipt of cash interest payments would reduce your basis in the Trust Preferred Securities.

Corporate U.S. Holders

  Corporate U.S. holders of the Trust Preferred Securities will not be entitled to a dividends-received deduction for any income from the Trust Preferred Securities.

Sales of Trust Preferred Securities

  If you sell your Trust Preferred Securities, you will recognize gain or loss in an amount equal to the difference between your adjusted tax basis in the Trust Preferred Securities and the amount realized from the sale (generally, your selling price less any amount received in respect of accrued but unpaid interest not previously included in your income). Your adjusted tax basis in the Trust Preferred Securities generally will equal:

 . the initial purchase price that you paid for the Trust Preferred Securities plus

 . any accrued and unpaid distributions that you were required to treat as OID less any cash distributions received in respect of accrued OID.

  Gain or loss on the sale of Trust Preferred Securities generally will be capital gain or loss.

  The Trust Preferred Securities may trade at a price that does not accurately reflect the value of accrued but unpaid interest (or OID if the Junior Subordinated Debentures are treated as having been issued or reissued with OID) relating to the underlying Junior Subordinated Debentures. If you dispose of your Trust Preferred Securities, you will be required to include in ordinary income for United States federal income tax purposes any portion of the amount realized that is attributable to accrued but unpaid interest (including OID, if any) through the date of sale. This income inclusion will increase your adjusted tax basis in the Trust Preferred Securities but may not be reflected in the sale price. To the extent the sale price is less than your adjusted tax basis, you will recognize a capital loss. Subject to certain limited exceptions, capital losses cannot be applied to offset ordinary income for United States federal income tax purposes.

Receipt of Junior Subordinated Debentures or Cash Upon Liquidation of the Trust

  If CNG dissolves the Trust and causes the Trust to distribute the Junior Subordinated Debentures on a proportionate basis to you, you will not be subject to tax. Rather, you would have an adjusted tax basis in the Junior Subordinated Debentures received in the liquidation equal to the adjusted tax basis in your Trust Preferred Securities surrendered for the Junior Subordinated Debentures. Your holding period for the Junior Subordinated Debentures would include the period during which you had held the Trust Preferred Securities. If, however, the trust is classified, for United States federal income tax purposes, as an association that is subject to tax as a corporation at the time of the liquidation, the distribution of the Junior Subordinated Debentures would constitute a taxable event to you and you would acquire a new holding period in the Junior Subordinated Debentures received.

  If the Junior Subordinated Debentures are redeemed for cash and the proceeds of the redemption are distributed to you in redemption of your Trust Preferred Securities, the redemption would be treated as a sale of the Trust Preferred Securities, in which gain or loss would be recognized, as described immediately above.

Possible Tax Legislation

  Certain tax law changes have been proposed from time to time which could affect the deductibility of interest paid on instruments similar to the Junior Subordinated Debentures. None of these proposals have become law. There can be no assurance however that legislation affecting CNG's ability to deduct interest paid on the Junior Subordinated Debentures will not be enacted in the future or that any such legislation would not be effective retroactively. Any such legislation could give rise to a Tax Event and result in the early redemption of the Trust Preferred Securities.

Information Reporting and Back-Up Withholding

  Generally, income on the Trust Preferred Securities will be reported to you on an Internal Revenue Service Form 1099, which should be mailed to you by January 31 following each calendar year. If you fail to supply your correct taxpayer identification number or under-report your tax liability, the Internal Revenue Service may require the property trustee or its agent to withhold federal income tax from each interest payment. You will be permitted to credit any withheld tax against your federal income tax liability.

ERISA CONSIDERATIONS

  ERISA and the Internal Revenue Code impose requirements on Plans and Plan fiduciaries. The term "Plan" means an employee benefit plan, as defined in
Section 3(3) of ERISA, that is subject to Title I of ERISA; a plan, as defined in Section 4975(e)(1) of the Internal Revenue Code, that is subject to Section 4975 of the Internal Revenue Code, including individual retirement accounts or Keogh plans; and an entity whose underlying assets include plan assets by reason of a plan's investment in that entity, including insurance company general accounts. A Plan fiduciary considering an investment in the Trust Preferred Securities should determine, among other factors, whether that investment is permitted under the governing Plan instruments, is appropriate for the Plan in view of its overall investment policy and the composition and diversification of its portfolio and is prudent considering the factors discussed in this prospectus supplement and the attached prospectus.

  ERISA and the Internal Revenue Code prohibit various transactions involving the assets of a Plan and persons referred to as parties in interest under ERISA or disqualified persons under the Internal Revenue Code. A prohibited transaction could subject disqualified persons to excise taxes and impose other liabilities on Plan fiduciaries, unless exemptive relief is available under an applicable statutory or administrative exemption. Such administrative exemptions include prohibited transaction class exemption ("PTCE") 96-23 (for certain transactions effected by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company pooled separate accounts), and PTCE 84-14 (for certain transactions determined by independent qualified asset managers). A Plan fiduciary considering an investment in the Trust Preferred Securities should consider whether that investment might constitute a prohibited transaction under ERISA or the Internal Revenue Code, and whether exemptive relief is available.

  A number of employee benefit plans, such as foreign plans, governmental plans, as defined in Section 3(32) of ERISA, and certain church plans, as defined in Section 3(33) of ERISA, are not subject to the restrictions of ERISA. As a result, assets of these plans may be invested in the Trust Preferred Securities without regard to the ERISA restrictions, subject to the provisions of any other applicable federal or state law. You should note, however, that any governmental plan or church plan that is qualified and exempt from taxation under Sections 401(a) and 501(a) of the Internal Revenue Code is subject to the prohibited transaction rules set forth in Section 503 of the Internal Revenue Code.

Prohibited Transaction Considerations

  Treatment of Trust Assets as Plan Assets. A transaction involving the operation of the Trust might constitute a prohibited transaction under ERISA and the Internal Revenue Code if assets of the Trust were deemed to be assets of an investing Plan. The United States Department of Labor ("DOL") has issued regulations, called the plan asset regulations, addressing whether the assets of a Plan would include the assets of an entity in which the Plan has invested for purposes of the fiduciary responsibility provisions of ERISA and the prohibited transaction provisions of ERISA and the Internal Revenue Code. In general, under the plan asset regulations, when a Plan acquires an equity interest in an entity such as the Trust, the assets of the Plan include both the equity interest and an undivided interest in each of the underlying assets of the entity unless the exceptions set forth in the regulations apply. In general, an equity interest is defined under the plan asset regulations as any interest in an entity, other than an instrument that is treated as indebtedness under applicable local law and has no substantial equity features, and includes a beneficial interest in a trust.

  If the assets of the Trust are deemed to be the assets of an investing Plan, any person who has discretionary authority or control with respect to the Trust assets, and any person who provides investment advice for a fee with respect to Trust assets, will be a fiduciary of the investing Plan. This fiduciary status would increase the scope of activities that would constitute prohibited transactions under ERISA and the Internal Revenue Code.

  Exception for Insignificant Participation by Benefit Plan Investors. The plan asset regulations provide that the assets of an entity such as the Trust will not be deemed to be the assets of an investing Plan if equity participation in the entity by benefit plan investors, such as employee benefit plans or individual retirement accounts, is not significant. An equity participation in an entity is not deemed to be significant if benefit plan investors hold less than 25% of the value of each class of equity interests in that entity. In calculating the value of a class of equity interests, the value of any equity interests held by CNG, the Trustee or any of their affiliates must be excluded. We cannot assure you that benefit plan investors will hold less than 25% of the value of each class of equity interests in the Trust.

  Exception for Publicly Offered Securities. The plan asset regulations provide that the issuer of a publicly-offered security acquired by a Plan will not be deemed to hold Plan assets solely because of that acquisition. A publicly-offered security is a security that is freely transferable, part of a class of securities that is owned by 100 or more investors independent of the issuer and of one another and either:

 . part of a class of securities registered under the Exchange Act; or

 . sold to the Plan as part of an offering of securities to the public under the Securities Act; provided, however, that the class of securities of which the security is a part must be registered under the Exchange Act within 120 days, or later if allowed by the SEC, after the end of the fiscal year of the issuer during which the offering of the securities to the public occurred.

  The underwriters expect that the Trust Preferred Securities will qualify as publicly offered securities under the plan asset regulations. We cannot assure you that the Trust Preferred Securities will be held by 100 or more independent investors, however, and no monitoring or other measures will be taken to insure that this requirement of the publicly offered security exception will be satisfied. If the Trust Preferred Securities do not qualify as publicly offered securities under the plan asset regulations, the assets of the Trust may be deemed the assets of any Plan that invests in the Trust Preferred Securities. In that event, transactions involving the Trust and either parties in interest or disqualified persons with respect to an investing Plan might be prohibited under ERISA or the Internal Revenue Code and could subject disqualified persons to excise taxes and impose other liabilities on Plan fiduciaries, unless exemptive relief is available under an applicable statutory or administrative exemption.

  We suggest that Plan fiduciaries or other persons considering an investment in the Trust Preferred Securities on behalf of or with the assets of a Plan consult their own counsel regarding the consequences to the Plan of that investment, including the consequence to the Plan if the assets of the Trust were to become subject to the fiduciary and prohibited transaction rules of ERISA and the Internal Revenue Code.

Additional Considerations for Insurance Company General Accounts

  In John Hancock Mut. Life Ins. Co. v. Harris Trust and Sav. Bank, 510 U.S. 86
(1993), the United States Supreme Court held that, under some circumstances, assets held in an insurance company's general account may be deemed to be assets of Plans that were issued policies supported by that general account.

  The Small Business Job Protection Act of 1996 added a new section of ERISA relating to the status of the assets of insurance company general accounts under ERISA and the Internal Revenue Code. This new section provides that assets underlying general account policies issued before December 31, 1998 will not be considered assets of a Plan to the extent the criteria set forth in DOL regulations are satisfied. This new section also requires the DOL to issue regulations establishing those criteria. On January 5, 2000, the DOL issued final regulations, called the general account regulations, for this purpose. These regulations took effect July 5, 2001. The general account regulations provide that, when a Plan acquires a policy issued by an insurance company on or before December 31, 1998 which is supported by assets of the insurance company's general account, the assets of the Plan will include the policy but not the underlying assets of the general account to the extent the requirements set forth in the general account regulations are satisfied. The general account regulations do not apply to any general account policies issued after December 31, 1998.

  We suggest that Plan fiduciaries or other persons considering an investment in the Trust Preferred Securities on behalf of an insurance company general account consult their own counsel regarding the effect of the John Hancock decision and the general account regulations on that investment.

UNDERWRITING

    Under the terms and subject to the conditions contained in an underwriting agreement, dated the date of this prospectus supplement (the Underwriting Agreement), each of the underwriters named below has agreed to purchase, and the Trust has agreed to sell to each of the underwriters, severally, the number of Trust Preferred Securities set forth opposite its name below:

                                                                     Number of
                                                                       Trust
                                                                     Preferred
Name                                                                Securities
----                                                                -----------
Salomon Smith Barney Inc...........................................
First Union Securities, Inc........................................
Merrill Lynch, Pierce, Fenner & Smith Incorporated.................
Morgan Stanley & Co., Incorporated.................................
McDonald Investments, Inc., a KeyCorp Company......................
                                                                    -----------
Total..............................................................
                                                                    ===========

  Salomon Smith Barney Inc. and First Union Securities, Inc. are acting as Representatives of the underwriters in connection with the offering of the Trust Preferred Securities. First Union Securities, Inc. is an indirect, wholly-owned subsidiary of Wachovia Corporation. Wachovia Corporation conducts its investment banking, institutional, and capital markets businesses through its various bank, broker-dealer and nonbank subsidiaries under the trade name of Wachovia Securities. Any references to Wachovia Securities in this Prospectus, however, do not include Wachovia Securities, Inc., member NASD/SIPC and a separate broker-dealer subsidiary of Wachovia Corporation and sister affiliate of the Underwriter which may or may not be participating as a selling dealer in the distribution of the Trust Preferred Securities.

  The Underwriting Agreement provides that the obligations of the several underwriters to purchase and pay for the Trust Preferred Securities are subject to, among other things, the approval of certain legal matters by their counsel and certain other conditions. The underwriters are obligated to take and pay for all of the Trust Preferred Securities if any are taken. In the event of default by an underwriter, the Underwriting Agreement provides that, in some circumstances, the purchase commitments of the nondefaulting underwriters may be increased or the Underwriting Agreement may be terminated.

  The underwriters initially propose to offer part of the Trust Preferred Securities directly to the public at the initial public offering price set forth on the cover page hereof and part to certain dealers at a price that
represents a concession not in excess of $   per Trust Preferred Security. Any
underwriter may allow, and any such dealers may reallow, a concession to
certain other dealers not to exceed $   per Trust Preferred Security to other
dealers. After the initial offering of the Trust Preferred Securities, the offering price concession and other selling terms may from time to time be varied by the underwriters.

  Because the proceeds of the sale of the Trust Preferred Securities will ultimately be used to purchase the Junior Subordinated Debentures of CNG, the Underwriting Agreement provides that CNG will pay to the underwriters as
compensation for their services $    per Trust Preferred Security, or $     in
the aggregate. CNG will also pay other expenses of the offering, which it
expects to be approximately $   .

  CNG and the Trust have agreed that, without the prior written consent of the representatives, on behalf of the underwriters, they will not, during the period ending 30 days after the date of this prospectus supplement and the delivery of the Trust Preferred Securities, directly or indirectly, publicly issue, sell, offer or contract to sell, in the market in which the Trust Preferred Securities are being offered and sold, any securities of CNG or any of its subsidiaries which are of the same class as the Trust Preferred Securities.

  Prior to this offering, there has been no market for the Trust Preferred Securities. The Trust plans to list the Trust Preferred Securities on the New York Stock Exchange, and trading of the Trust Preferred Securities is expected to begin within a 30 day period after the Trust Preferred Securities are first issued. In order to meet all of the requirements for listing the Trust Preferred Securities on the New York Stock Exchange, the underwriters have agreed to sell in lots of 100 or more the Trust Preferred Securities to a minimum of 400 beneficial holders. The underwriters have advised CNG that they intend to make a market in the Trust Preferred Securities but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Trust Preferred Securities.

  In order to facilitate the offering of the Trust Preferred Securities, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the price of the Trust Preferred Securities. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the Trust Preferred Securities for their account. In addition, to cover over-allotments or to stabilize the price of the Trust Preferred Securities, the underwriters may bid for, and purchase, the Trust Preferred Securities in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the Trust Preferred Securities in the offering if the syndicate repurchases previously distributed Trust Preferred Securities in transactions to cover syndicate short positions, in stabilization transactions, or otherwise. Any of these activities may stabilize or maintain the market price of the Trust Preferred Securities above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

  CNG and the Trust have agreed to indemnify each of the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

  Some of the underwriters and their affiliates engage in transactions with, and from time to time have performed services for, Dominion and its subsidiaries, including CNG and its subsidiaries, in the ordinary course of business.

LEGAL MATTERS

  Certain matters of Delaware law relating to the validity of the Trust Preferred Securities, the enforceability of the Trust Agreement and the creation of the Trust will be passed upon on behalf of the Trust by Richards, Layton & Finger, P.A., Wilmington, Delaware, special Delaware counsel to the Trust. Certain legal matters in connection with the offering of the Trust Preferred Securities, the Junior Subordinated Debentures and the Guarantee will be passed upon for CNG by McGuireWoods LLP and for the underwriters by Troutman Sanders Mays &

Valentine LLP who also perform certain legal services for us and our affiliates on other matters. McGuireWoods LLP will also pass upon certain matters relating to United States Federal income tax considerations.

EXPERTS

   The consolidated financial statements incorporated in this prospectus supplement by reference from CNG's Annual Report on Form 10-K for the year ended December 31, 2000 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which reports express an unqualified opinion and include an explanatory paragraph related to a change in accounting principle for the method of accounting used to develop the market-related value of pension plan assets), which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

    The consolidated balance sheet of CNG (prior to the January 28, 2000 merger with Dominion Resources) as of December 31, 1999 and the related consolidated statements of income and cash flows for each of the two years in the period ended December 31, 1999, incorporated in this Prospectus by reference to the Annual Report on Form 10-K of CNG (as it existed after the aforementioned January 28, 2000 merger) for the year ended December 31, 2000, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

    The consolidated financial statements of Louis Dreyfus Natural Gas Corp. at December 31, 2000 and 1999, and for each of the three years in the period ended December 31, 2000, incorporated herein by reference from CNG's Current Report on Form 8-K have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

              UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED
                                 FINANCIAL DATA

Unaudited Pro Forma Information

    The unaudited pro forma information reflects the historical combined condensed consolidated financial data of CNG and Louis Dreyfus after accounting for the proposed acquisition of Louis Dreyfus by a wholly owned subsidiary of Dominion and the transfer of such investment in Louis Dreyfus to CNG.

    Louis Dreyfus is one of the largest independent natural gas companies in the United States engaged in the acquisition, development, exploration, production and marketing of natural gas and crude oil. Its acquisition, development and exploration activities are primarily conducted in three geographically concentrated core areas: the Permian Region which includes west Texas, southeast New Mexico and the San Juan Basin; the Mid-Continent Region which includes Oklahoma, Kansas, the panhandle of Texas, east Texas, southwest Arkansas and north Louisiana; and the Gulf Coast Region, which includes south Texas and offshore Gulf of Mexico. Its proved reserves as of December 31, 2000 totaled 1.8 Tcfe.

    The acquisition of Louis Dreyfus is reported as a purchase business combination, as more fully explained under "Accounting Treatment" below. Accordingly, you should read the following information together with the historical consolidated financial statements of CNG and Louis Dreyfus and all related notes, which are incorporated into this prospectus supplement by reference.

    The Unaudited Pro Forma Combined Condensed Consolidated Statements of Income from Continuing Operations assume the acquisition of Louis Dreyfus became effective on January 1, 2000. The Unaudited Pro Forma Combined Condensed Consolidated Balance Sheet assumes the acquisition of Louis Dreyfus became effective as of June 30, 2001.

    The unaudited pro forma information is not necessarily indicative of the results of operations that might have occurred had the acquisition actually closed on January 1, 2000, or the actual financial position that might have resulted had the acquisition actually closed on June 30, 2001. The information is also not indicative of the future results of operations or financial position of CNG.

The Transaction

    In September 2001, Dominion and Louis Dreyfus signed a merger agreement which provides for the merger of Louis Dreyfus into a newly formed, direct, wholly owned subsidiary of Dominion. The consummation of the merger is subject to the approval of the stockholders of Louis Dreyfus, approvals under the Federal antitrust laws and by the SEC and other customary closing conditions.

    The merger agreement also provides that immediately after the merger, Dominion will contribute the surviving subsidiary to CNG. Merger consideration offered for each share of Louis Dreyfus common stock includes cash consideration of $20.00 plus 0.3226 share of Dominion common stock. In addition, all employee and director stock options may be exchanged for equivalent options to purchase shares of Dominion common stock. Funding for the cash consideration paid to Louis Dreyfus common shareholders is expected to be provided by the issuance of a combination of short-term debt, long-term debt, and trust preferred securities by CNG.

    The unaudited pro forma information assumes total consideration for the acquisition of Louis Dreyfus to be approximately $1.8 billion, excluding the assumption of $523 million of Louis Dreyfus debt, based on the per share consideration described above.

    A special meeting of the shareholders of Louis Dreyfus will be held on October 30, 2001 to consider and vote upon the proposed merger.

Accounting Treatment

    The acquisition of Louis Dreyfus will be accounted for by the purchase method of accounting by CNG. Under the purchase method, identifiable assets and liabilities of Louis Dreyfus will be recorded at their fair values. The remaining difference between the purchase price of Louis Dreyfus, including direct costs of the acquisition, will be recorded as goodwill. Allocations included in the unaudited pro forma statements are based on preliminary analysis. Accordingly, the final value of the purchase price and its allocation may differ, perhaps significantly, from the amount included in these pro forma financial statements.

                        CONSOLIDATED NATURAL GAS COMPANY

              UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED
                STATEMENTS OF INCOME FROM CONTINUING OPERATIONS

                                          Year Ended December 31, 2000
                                   ---------------------------------------------
                                                Louis                     Pro
                                    CNG (As  Dreyfus (As   Pro Forma     Forma
                                   Reported) Reported)(A) Adjustments   Combined
                                   --------- ------------ -----------   --------
                                                   (Millions)
Operating Revenue.................  $4,012       $474                    $4,486
Operating Expenses:
  Purchased gas, net..............   1,705                                1,705
  Liquids, pipeline capacity and
   other purchases................     328                                  328
  Restructuring and other
   acquisition-related costs......     270                                  270
  Other operations and
   maintenance....................     586        117        $(36)(G)       667
  Depreciation, depletion and
   amortization...................     443        129          20 (E)       592
  Other taxes.....................     203         31                       234
                                    ------       ----        ----        ------
Total operating expenses..........   3,535        277         (16)        3,796
                                    ------       ----        ----        ------
Income from operations............     477        197          16           690
Other income......................      45          3                        48
Interest and related charges......     162         41          44 (B)       247
                                    ------       ----        ----        ------
Income before income taxes........     360        159         (28)          491
Income taxes......................     147         61         (11)(D3)      197
                                    ------       ----        ----        ------
Income from continuing
 operations.......................  $  213       $ 98        $(17)       $  294
                                    ======       ====        ====        ======

   See Notes to Unaudited Pro Forma Combined Condensed Consolidated Financial
Data.

                                         Six Months Ended June 30, 2001
                                   ---------------------------------------------
                                                Louis                     Pro
                                    CNG (As  Dreyfus (As   Pro Forma     Forma
                                   Reported) Reported)(A) Adjustments   Combined
                                   --------- ------------ -----------   --------
                                                   (Millions)
Operating Revenue.................  $2,480       $368                    $2,848
Operating Expenses:
  Purchased gas, net..............   1,326                                1,326
  Liquids, pipeline capacity and
   other purchases................     134                                  134
  Other operations and
   maintenance....................     282         68        $(21)(G)       329
  Depreciation, depletion and
   amortization...................     189         65          12 (E)       266
  Other taxes.....................      91         23                       114
                                    ------       ----        ----        ------
Total operating expenses..........   2,022        156          (9)        2,169
                                    ------       ----        ----        ------
Income from operations............     458        212           9           679
Other income......................      21          1                        22
Interest and related charges......      96         17          22 (B)       135
                                    ------       ----        ----        ------
Income before income taxes........     383        196         (13)          566
Income taxes......................     131         75          (5)(D3)      201
                                    ------       ----        ----        ------
Income from continuing
 operations.......................  $  252       $121        $ (8)       $  365
                                    ======       ====        ====        ======

   See Notes to Unaudited Pro Forma Combined Condensed Consolidated Financial Data.

                        CONSOLIDATED NATURAL GAS COMPANY

       UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED BALANCE SHEET

                                              At June 30, 2001
                                 -----------------------------------------------
                                              Louis                       Pro
                                  CNG (As  Dreyfus (As   Pro Forma       Forma
                                 Reported) Reported)(A) Adjustments     Combined
                                 --------- ------------ -----------     --------
                                                 (Millions)
            ASSETS
Current Assets:
 Cash and cash equivalents.....   $    77     $    2                    $    79
 Accounts receivable, net......       734        103                        837
 Inventories...................        79                                    79
 Commodity contract assets.....       410         68                        478
 Unrecovered gas costs.........        63                                    63
 Broker margin deposits........        51                                    51
 Prepayments...................       107                                   107
 Other.........................       123          4                        127
 Net assets held for sale......        64                                    64
                                  -------     ------                    -------
 Total current assets..........     1,708        177                      1,885
                                  -------     ------                    -------
Investments....................       226                                   226
                                  -------     ------                    -------
Property, Plant and Equipment:
 Property, plant and
  equipment....................     9,716      2,097      $  585(D1)     12,398
 Accumulated depreciation,
  depletion, and amortization..    (5,023)      (642)        642(D1)     (5,023)
                                  -------     ------      ------        -------
 Total property, plant and
  equipment....................     4,693      1,455       1,227          7,375
                                  -------     ------      ------        -------
Deferred Charges and Other
 Assets:
 Goodwill, net.................                              242(D2)        242
 Regulatory assets, net........       181                                   181
 Prepaid pension costs.........       486                                   486
 Commodity contract assets.....       216         60                        276
 Other.........................        31          4                         35
                                  -------     ------      ------        -------
 Total deferred charges and
  other assets.................       914         64         242          1,220
                                  -------     ------      ------        -------
Total assets...................   $ 7,541     $1,696      $1,469        $10,706
                                  =======     ======      ======        =======
 LIABILITIES AND SHAREHOLDER'S
             EQUITY
Current Liabilities:
 Short-term debt...............   $   527                 $  675 (B)    $ 1,202
 Accounts payable, trade.......       491     $   81          19 (F)        591
 Payables to affiliated
  companies....................       142                                   142
 Commodity contract
  liabilities..................       259         26                        285
 Broker margin liabilities.....       151                                   151
 Other.........................       501         35                        536
                                  -------     ------      ------        -------
 Total current liabilities.....     2,071        142         694          2,907
                                  -------     ------      ------        -------
Long-term debt.................     2,165        523                      2,688
                                  -------     ------                    -------
Deferred Credits and Other
 Liabilities:
 Deferred taxes................       929        146         449 (D3)     1,524
 Commodity contract
  liabilities..................       132         65                        197
 Other.........................       148         30                        178
                                  -------     ------      ------        -------
 Total deferred credits and
  other liabilities............     1,209        241         449          1,899
                                  -------     ------      ------        -------
 Total liabilities.............     5,445        906       1,143          7,494
                                  -------     ------      ------        -------
Obligated manditorily
 redeemable preferred
 securities of subsidiary
 trusts........................                              200 (B)        200
Common Shareholder's Equity:
 Common stock..................     1,816                                 1,816
 Other paid-in capital.........        40        509         407 (C,H)      956
 Accumulated other
  comprehensive income.........        69         35         (35)(H)         69
 Retaining earnings............       171        248        (248)(H)        171
 Treasury stock................                   (2)          2 (H)
                                  -------     ------      ------        -------
 Total common shareholder's
  equity.......................     2,096        790         126          3,012
                                  -------     ------      ------        -------
Total liabilities and
 shareholder's equity..........   $ 7,541     $1,696      $1,469        $10,706
                                  =======     ======      ======        =======

   See Notes to Unaudited Pro Forma Combined Condensed Consolidated Financial
                                     Data.

                        CONSOLIDATED NATURAL GAS COMPANY

                NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED
                          CONSOLIDATED FINANCIAL DATA

    The Unaudited Pro Forma Combined Condensed Consolidated Financial Data are based on the following assumptions:

A. Certain revenues, expenses, assets and liabilities of Louis Dreyfus have been reclassified to conform with CNG's presentation.

B. The issuance of $675 million of commercial paper and $200 million of trust preferred securities by CNG at an average rate of 5% to fund the cash consideration distributed in exchange for the outstanding shares of Louis Dreyfus at the closing of the merger. CNG anticipates replacing a significant portion of the commercial paper with proceeds from the issuance of debt and/or preferred securities.

C. Dominion's transfer of its wholly owned subsidiary, into which Louis Dreyfus was merged, to CNG as a capital contribution. The net assets of this subsidiary total $916 million and include 1) $884 million, the estimated value of the 14.1 million shares of Dominion common stock distributed at the closing of the merger based on the exchange ratio of
    0.3226 share of Dominion common stock for each share of Louis Dreyfus common stock; and 2) the conversion of Louis Dreyfus employee stock options into Dominion common stock options with an estimated fair value of $32 million.

D. Purchase adjustments which have been made to the assets and liabilities of Louis Dreyfus to reflect the effect of the merger accounted for as a purchase business combination are as follows (in millions):

  Purchase Adjustments

   Total oil and gas exploration and production properties(1)........... $1,227
   Goodwill(2)..........................................................    242
   Deferred taxes(3)....................................................    449

  1. Oil and gas exploration and production properties are adjusted to reflect the Louis Dreyfus exploration and production properties at estimated fair value. The fair value of proved reserves were estimated to be $1.8 billion and unproved properties were estimated to be $842 million.

  2. Goodwill is recognized, representing the portion of the purchase price in excess of the estimated fair value of identified assets and liabilities. No amortization of goodwill is included in the Unaudited Pro Forma Combined Condensed Consolidated Financial Data, as provided in Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, for business combinations completed after June 30, 2001. The allocation of the purchase price will be based on the fair value of identified assets and liabilities as of the date the business combination is completed. Accordingly, goodwill will be adjusted as a result of the determination of such fair values and thus will differ from the amount reported in the Unaudited Pro Forma Combined Condensed Consolidated Balance Sheet.

  3. Deferred taxes are adjusted to record the additional deferred taxes, resulting primarily from the recognition of the estimated fair value of the Louis Dreyfus exploration and production properties. The estimated provision for income taxes related to the pro forma adjustments are based on an assumed combined federal and state income tax rate of 38%.

E. Pro forma adjustments reflect the additional depletion related to the adjustment of the Louis Dreyfus exploration and production properties to estimated fair value under the full cost method of accounting. See Note G.

F. The companies expect to record direct costs of the merger (including fees of financial advisors, legal counsel, independent auditors and payments under certain employment contracts). The direct costs of the merger are estimated to be $19 million. The estimated charges and nature of costs included therein are subject to change, as more accurate estimates become available. The Unaudited Pro Forma Combined Condensed Consolidated Financial Data do not reflect the nonrecurring costs and expenses associated with integrating the operations of the two companies, nor any of the anticipated recurring expense savings arising from the integration.

G. CNG uses the full cost method to account for its oil and gas operations. Louis Dreyfus utilizes the successful efforts method of accounting for its oil and gas operations. The pro forma data reflect an estimate of the change from the successful efforts method to the full cost method for the Louis Dreyfus oil and gas operations. This change resulted in a $10 million and $6 million increase in after-tax earnings in the Unaudited Pro Forma Combined Condensed Consolidated Statements of Income from Continuing Operations for the year ended December 31, 2000 and the six months ended June 30, 2001, respectively.

H. The application of the purchase method of accounting eliminates the preexisting balances of Louis Dreyfus' other paid-in capital, accumulated other comprehensive income, retained earnings and treasury stock.

PROSPECTUS

CONSOLIDATED NATURAL GAS COMPANY
120 Tredegar Street
Richmond, Virginia 23219
(804) 819-2000

                                 $1,500,000,000

                             Senior Debt Securities

                         Junior Subordinated Debentures

                 Trust Preferred Securities, Related Guarantee
                  and Agreement as to Expenses and Liabilities

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.

This prospectus is dated January 4, 2001.

ABOUT THIS PROSPECTUS

    This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a shelf registration process. Under this shelf process, we may, from time to time, sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $1,500,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. Material United States federal income tax considerations applicable to the offered securities will also be discussed in the applicable prospectus supplement. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading WHERE YOU CAN FIND MORE INFORMATION. When we use the terms "we", "our", or the "Company" in this prospectus, we are referring to Consolidated Natural Gas Company and not CNG Capital Trust I.

WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and special reports, and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. You may also read and copy these documents at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

    The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities:

 . Annual Report on Form 10-K for the year ended December 31, 1999

 . Current Reports on Form 8-K filed on January 27, 2000 and February 14, 2000
  (as amended by a Form 8-K/A filed on April 4, 2000)

 . Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000 (as amended by a Form 10-Q/A filed August 24, 2000), June 30, 2000, and September 30, 2000

    You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

 Corporate Secretary
 Consolidated Natural Gas Company
 120 Tredegar Street
 Richmond, Virginia 23219
 (804) 819-2000

    You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

THE COMPANY

    We are a public utility holding company regulated under the Public Utility Holding Company Act of 1935. Acting through our subsidiaries, we are engaged in all phases of the natural gas business--distribution, transmission, exploration and production. Our principal subsidiaries are described below.

    Distribution. Our public utility subsidiaries are Dominion East Ohio, Dominion Peoples, and Dominion Hope. Principal cities served at retail are:
Cleveland, Akron, Youngstown, Canton, Warren, Lima, Ashtabula and Marietta in Ohio; Pittsburgh (a portion), Altoona and Johnstown in Pennsylvania; and Clarksburg and Parkersburg in West Virginia. We currently serve at retail approximately 1.7 million residential, commercial and industrial gas sales and transportation customers.

    Transmission and Storage. Dominion Transmission, Inc. operates a regional interstate pipeline system and provides gas transportation and storage services to each of our public utility subsidiaries and to non-affiliated utilities, end-users and others in the Midwest, the Mid-Atlantic states and the Northeast. Through its wholly owned subsidiary, Dominion Iroquois, Inc., Dominion Transmission holds a 16 percent general partnership interest in the Iroquois Gas Transmission System, L.P., that owns and operates an interstate natural gas pipeline extending from the Canada-United States border near Iroquois, Ontario, to Long Island, New York. The Iroquois pipeline transports Canadian gas to utility and power generation customers in metropolitan New York and New England. Dominion Transmission, Inc., along with Dominion East Ohio and Dominion Peoples, operates a combined 26 natural gas storage fields with 885 Bcf of storage capacity. Dominion Transmission, Inc., is subject to regulation by the Federal Energy Regulatory Commission.

    Exploration and Production. Dominion Exploration and Production, Inc. is our exploration and production subsidiary. It explores for and produces gas and oil primarily in the onshore and offshore Gulf of Mexico region, the southern and western United States and the Appalachian region.

    Retail Marketing. Dominion Retail Services Corporation was created in 1997 to market natural gas, electricity and related products and services to residential, commercial and small industrial customers. Dominion Products and Services, Inc. also provides energy-related services to customers of our local distribution subsidiaries and others.

    Merger. Effective January 28, 2000, Consolidated Natural Gas Company, our predecessor corporation, merged into us and became a wholly-owned subsidiary of Dominion Resources, Inc., a fully integrated gas and electric energy holding company. Following the merger, we sold our ownership interest in Virginia Natural Gas, Inc., as required by the terms of the SEC order approving the transaction. We also have sold our CNG International operations in Latin America and are actively exploring the sale of our operations in Australia. Restructuring and merger-related costs incurred during the course of the past year are more fully described in our most recent Quarterly Report on Form 10-Q, which is incorporated by reference.

    Dominion Resources manages our operations, together with those of its other subsidiaries, along functional lines in energy, delivery, and exploration and production segments rather than by corporate entity.

    Dominion Resources does not guarantee any of the debt securities offered hereby.

THE TRUST

    Dominion CNG Capital Trust I is a statutory business trust newly formed under Delaware law by us, as sponsor for the Trust, and Bank One Delaware, Inc. as trustee. The trust agreement for the Trust will be amended and restated substantially in the form filed as an exhibit to the registration statement, effective when securities of the Trust are initially issued. The amended trust agreement will be qualified as an indenture under the Trust Indenture Act of 1939.

    The Trust exists for the exclusive purposes of

 . issuing two classes of trust securities, trust preferred securities and trust common securities, which together represent undivided beneficial interests in the assets of the Trust;

 . investing the gross proceeds of the trust securities in our Junior
  Subordinated Debentures;

 . making distributions; and

 . engaging in only those other activities necessary, advisable or incidental to the purposes listed above.

    The Junior Subordinated Debentures will be the sole assets of the Trust, and our payments under the Junior Subordinated Debentures and the Agreement as to Expenses and Liabilities will be the sole revenue of the Trust.

    No separate financial statements of the Trust are included in this prospectus. We consider that these financial statements would not be material to holders of the Trust preferred securities because the Trust has no independent operations and the purposes of the Trust are as described above. We do not expect that the Trust will be filing annual, quarterly or special reports with the SEC.

    The principal place of business of the Trust will be c/o Consolidated Natural Gas Company, 120 Tredegar Street, Richmond, VA 23219.

USE OF PROCEEDS

    The proceeds from the sale of the securities offered by this prospectus will be added to our treasury funds and subsequently used (either directly or by repaying short-term indebtedness incurred for such purposes) to finance capital expenditures, for general corporate purposes, and to retire or redeem debt securities issued by us as authorized by the SEC under the Public Utility Holding Company Act. The balance of funds required for these purposes is expected to be obtained principally from internal cash generation and the issuance of other debt. Reference is made to the documents incorporated by reference herein for information relating to estimated capital expenditures.

RATIO OF EARNINGS TO FIXED CHARGES

    The ratio of earnings to fixed charges for each of the periods indicated is as follows:

                              Twelve Months
     Years Ended December 31,     Ended
     ------------------------ September 30,
     1995 1996 1997 1998 1999     2000
     ---- ---- ---- ---- ---- -------------
     1.32 5.04 4.90 4.03 2.33     2.13
     ==== ==== ==== ==== ====     ====

DESCRIPTION OF DEBT SECURITIES

    The term Debt Securities includes the Senior Debt Securities and the Junior Subordinated Debentures. We will issue the Senior Debt Securities in one or more series under a Senior Indenture between us and Bank One Trust Company, National Association, as Trustee, and the Junior Subordinated Debentures in one or more series under a Junior Subordinated Indenture between us and Bank One Trust Company, National Association, as Trustee. The Indenture related to the Junior Subordinated Debentures is called the Subordinated Indenture in this prospectus, and together the Senior Indenture and the Subordinated Indenture are called Indentures. We have summarized selected provisions of the Indentures below. The forms of the Senior Indenture and the Subordinated Indenture have been filed as exhibits to the registration statement, and you should read the Indentures for provisions that may be important to you. In the summary below, we have included references to section numbers of the Indentures so that you can easily locate these provisions. Capitalized terms used in this description have the meanings specified in the Indentures.

General

    The Senior Debt Securities will be our direct, unsecured obligations and will rank equally with all of our other senior and unsubordinated debt. The Junior Subordinated Debentures will be our unsecured obligations and are junior in right of payment to our Senior Indebtedness, as described under the caption ADDITIONAL TERMS OF JUNIOR SUBORDINATED DEBENTURES--SUBORDINATION.

    Because we are a holding company that conducts all of our operations through our subsidiaries, our ability to meet our obligations under the Debt Securities is dependent on the earnings and cash flows of those subsidiaries and the ability of those subsidiaries to pay dividends or to advance or repay funds to us. Holders of Debt Securities will generally have a junior position to claims of creditors of our subsidiaries, including trade creditors, debtholders, secured creditors, taxing authorities, guarantee holders and any preferred stockholders.

    Neither of the Indentures limits the amount of Debt Securites that we may issue under it. We may issue Debt Securities from time to time under the Indentures in one or more series by entering into supplemental indentures or by our Board of Directors or a duly authorized committee authorizing the issuance. A form of supplemental indenture to the Senior Indenture is an exhibit to the registration statement.

    The Indentures do not protect the holders of Debt Securities if we engage in a highly leveraged transaction.

Provisions of a Particular Series

    The Debt Securities of a series need not be issued at the same time, bear interest at the same rate or mature on the same date. The prospectus supplement for a particular series of Debt Securities will specify the terms of that series, including, if applicable, some or all of the following:

 . the title and type of the Debt Securities;

 . the total principal amount of the Debt Securities;

 . the portion of the principal payable upon acceleration of maturity, if other than the entire principal;

 . the date or dates on which principal is payable or the method for determining the date or dates, and any right that we have to change the date on which principal is payable;

 . the interest rate or rates, if any, or the method for determining the rate or rates, and the date or dates from which interest will accrue;

 . any interest payment dates and the regular record date for the interest payable on each interest payment date, if any;

 . any payments due if the maturity of the Debt Securities is accelerated;

 . any optional redemption terms, or, with respect to the Senior Debt
  Securities, any repayment terms;

 . any provisions that would obligate us to repurchase or otherwise redeem the Debt Securities, or, with respect to the Senior Debt Securities, any sinking fund provisions;

 . the currency in which payments will be made if other than U.S. dollars, and the manner of determining the equivalent of those amounts in U.S. dollars;

 . if payments may be made, at our election or at the holder's election, in a currency other than that in which the Debt Securities are stated to be payable, then the currency in which those payments may be made, the terms and conditions of the election and the manner of determining those amounts;

 . any index or formula used for determining principal, interest, or premium, if any;

 . the percentage of the principal amount at which the Debt Securities will be issued, if other than 100% of the principal amount;

 . whether the Debt Securities are to be issued in fully registered certificated form or in book-entry form represented by certificates deposited with, or on behalf of, a securities depositary and registered in the name of the depositary's nominee (Book-Entry Debt Securities);

 . denominations, if other than $1,000 each or multiples of $1,000;

 . any changes to events of defaults or covenants; and

 . any other terms of the Debt Securities. (Sections 201 & 301 of the Senior
  Indenture & Sections 2.1 & 2.3 of the Subordinated Indenture.)

    The prospectus supplement will also indicate any special tax implications of the Debt Securities and any provisions granting special rights to holders when a specified event occurs.

Conversion or Redemption

    No Debt Security will be subject to conversion, amortization, or redemption, unless otherwise provided in the applicable prospectus supplement. Any provisions relating to the conversion or redemption of Debt Securities will be set forth in the applicable prospectus supplement, including whether conversion is mandatory or at our option. If no redemption date or redemption price is indicated with respect to a Debt Security, we cannot redeem the Debt Security before Stated Maturity. Debt Securities subject to redemption by us will be subject to the following terms:

 . redeemable on and after the applicable redemption dates;

 . redemption dates and redemption prices fixed at the time of sale and set forth on the Debt Security; and

 . redeemable in whole or in part (provided that any remaining principal amount of the Debt Security will be equal to an authorized denomination) at our option at the applicable redemption price, together with interest, payable to the date of redemption, on notice given not more than 60 nor less than 20 days before the date of redemption. (Section 1104 of the Senior Indenture &
  Section 3.2 of the Subordinated Indenture.)

    We will not be required to:

 . issue, register the transfer of, or exchange any Debt Securities of a series during the period beginning 15 days before the date the notice is mailed identifying the Debt Securities of that series that have been selected for redemption; or

 . register the transfer of, or exchange any Debt Security of that series selected for redemption except the unredeemed portion of a Debt Security being partially redeemed. (Section 305 of the Senior Indenture & Section 2.5 of the Subordinated Indenture.)

Payment and Transfer; Paying Agent

    The paying agent will pay the principal of any Debt Securities only if those Debt Securities are surrendered to it. Unless we state otherwise in the applicable prospectus supplement, the paying agent will pay principal, interest and premium, if any, on Debt Securities, subject to such surrender, where applicable, at its office or, at our option:

 . by wire transfer to an account at a banking institution in the United States that is designated in writing to the Trustee before the deadline set forth in the applicable prospectus supplement by the person entitled to that payment (which in the case of Book-Entry Debt Securities is the securities depositary or its nominee); or

 . by check mailed to the address of the person entitled to that interest as that address appears in the security register for those Debt Securities. (Sections 307 & 1001 of the Senior Indenture & Section 4.1 of the Subordinated Indenture.)

    Neither we nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Book-Entry Debt Security, or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests. We expect that the securities depositary, upon receipt of any payment of principal, interest or premium, if any, in a Book-Entry Debt Security, will credit immediately the accounts of the related participants with payment in amounts proportionate to their respective holdings in principal amount of beneficial interest in the Book-Entry Debt Security as shown on the records of the securities depositary. We also expect that payments by participants to owners of beneficial interests in a Book-Entry Debt Security will be governed by standing customer instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name" and will be the responsibility of the participants.

    Unless we state otherwise in the applicable prospectus supplement, the Trustee will act as paying agent for the Debt Securities, and the principal corporate trust office of the Trustee will be the office through which the paying agent acts. We may, however, change or add paying agents or approve a change in the office through which a paying agent acts. (Section 1002 of the Senior Indenture & Section 4.4 of the Subordinated Indenture.)

    Any money that we have paid to a paying agent for principal or interest on any Debt Securities which remains unclaimed at the end of two years after that principal or interest has become due will be repaid to us at our request. After repayment to the Company, holders should look only to us for those payments. (Section 1003 of the Senior Indenture & Section 12.4 of the Subordinated Indenture.)

    Fully registered securities may be transferred or exchanged at the corporate trust office of the Trustee or at any other office or agency we maintain for those purposes, without the payment of any service charge except for any tax or governmental charge and related expenses. (Section 305 of the Senior Indenture & Section 2.5 of the Subordinated Indenture.)

Global Securities

    We may issue some or all of the Debt Securities as Book-Entry Debt Securities. Book-Entry Debt Securities will be represented by one or more fully registered global certificates. Book-Entry Debt Securities of like tenor and terms up to $400,000,000 aggregate principal amount may be represented by a single global certificate. Each global certificate will be deposited and registered with the securities depositary or its nominee or a custodian for the securities depositary. Unless it is exchanged in whole or in part for Debt Securities in definitive form, a global certificate may generally be transferred only as a whole unless it is being transferred to certain nominees of the depositary. (Section 305 of the Senior Indenture & Section 2.5 of the Subordinated Indenture.)

    Unless otherwise stated in any prospectus supplement, The Depository Trust Company will act as the securities depositary. Beneficial interests in global certificates will be shown on, and transfers of global certificates will be effected only through, records maintained by the securities depositary and its participants. If there are any additional or differing terms of the depositary arrangement with respect to the Book-Entry Debt Securities, we will describe them in the applicable prospectus supplement.

    Holders of beneficial interests in Book-Entry Debt Securities represented by a global certificate are referred to as beneficial owners. Beneficial owners will be limited to institutions having accounts with the securities depositary or its nominee, which are called participants in this discussion, and to persons that hold beneficial interests through participants.

When a global certificate representing Book-Entry Debt Securities is issued, the securities depositary will credit on its book-entry, registration and transfer system the principal amounts of Book-Entry Debt Securities the global certificate represents to the accounts of its participants. Ownership of beneficial interests in a global certificate will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by:

 . the securities depositary, with respect to participants' interests; and

 . any participant, with respect to interests the participant holds on behalf of other persons.

    As long as the securities depositary or its nominee is the registered holder of a global certificate representing Book-Entry Debt Securities, that person will be considered the sole owner and holder of the global certificate and the Book-Entry Debt Securities it represents for all purposes. Except in limited circumstances, beneficial owners:

 . may not have the global certificate or any Book-Entry Debt Securities it represents registered in their names;

 . may not receive or be entitled to receive physical delivery of certificated
  Book-Entry Debt Securities in exchange for the global certificate; and

 . will not be considered the owners or holders of the global certificate or any Book-Entry Debt Securities it represents for any purposes under the Debt Securities or the Indentures. (Section 308 of the Senior Indenture & Section
  2.2 of the Subordinated Indenture.)

    We will make all payments of principal, interest and premium, if any, on a Book-Entry Debt Security to the securities depositary or its nominee as the holder of the global certificate. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global certificate.

    Payments participants make to beneficial owners holding interests through those participants will be the responsibility of those participants. The securities depositary may from time to time adopt various policies and procedures governing payments, transfers, exchanges and other matters relating to beneficial interests in a global certificate. None of the following will have any responsibility or liability for any aspect of the securities depositary's or any participant's records relating to beneficial interests in a global certificate representing Book-Entry Debt Securities, for payments made on account of those beneficial interests or for maintaining, supervising or reviewing any records relating to those beneficial interests:

 . the Company;

 . the Trustee;

 . the Trust (only with respect to the Junior Subordinated Debentures if the Junior Subordinated Debentures are issued to a Trust); or

 . any agent of any of the above.

Covenants

    Under the Indentures we will:

 . pay the principal, interest and premium, if any, on the Debt Securities when due;

 . maintain a place of payment;

 . deliver an officer's certificate to the Trustee at the end of each fiscal year confirming our compliance with our obligations under each of the Indentures; and

 . deposit sufficient funds with any paying agent on or before the due date for any principal, interest or premium, if any. (Sections 1001, 1002, 1003 & 1006 of the Senior Indenture & Sections 4.1, 4.2 4.4 & 4.5 of the Subordinated Indenture.)

Consolidation, Merger or Sale

    The Indentures provide that we may consolidate or merge with or into, or sell all or substantially all our assets to, another Person, provided that any successor assumes our obligations under the Indentures and the Debt Securities issued under the Indentures. We must also deliver an opinion of counsel to the Trustee affirming our compliance with all conditions in the applicable Indenture relating to the transaction. When the conditions are satisfied, the successor will succeed to and be substituted for us and, in the case of a sale of all or substantially all our assets, we will be relieved of our obligations. (Sections 801 & 802 of the Senior Indenture & Sections 11.1, & 11.2 of the Subordinated Indenture.)

Events of Default

    Event of Default when used in each of the Indentures, will mean any of the following with respect to Debt Securities of any series:

 . failure to pay the principal or any premium on any Debt Security of that series when due;

 . with respect to the Senior Debt Securities, failure to deposit any sinking fund payment for that series when due that continues for 60 days;

 . failure to pay any interest on any Debt Securities of that series, when due, that continues for 60 days; provided that, if applicable, for this purpose, the date on which interest is due is the date on which we are required to make payment following any deferral of interest payments by us under the terms of Junior Subordinated Debentures that permit such deferrals;

 . failure to perform any other covenant in the Indentures (other than a covenant expressly included solely for the benefit of other series) that continues for 90 days after the Trustee or the holders of at least 33% of the outstanding Debt Securities of that series give us written notice of the default;

 . certain events in bankruptcy, insolvency or reorganization of the Company; or

 . any other Event of Default included in the Indentures or any supplemental indenture. (Section 501 of the Senior Indenture & Section 6.1 of the Subordinated Indenture.)

    In the case of a general covenant default described above, the Trustee may extend the grace period. In addition, if holders of a particular series have given a notice of default, then holders of at least the same percentage of Debt Securities of that series, together with the Trustee, may also extend the grace period. The grace period will be automatically extended if we have initiated and are diligently pursuing corrective action.

    An Event of Default for a particular series of Debt Securities does not necessarily constitute an Event of Default for any other series of Debt Securities issued under the Indentures. Additional events of default may be established for a particular series and, if established, will be described in the applicable prospectus supplement.

    If an Event of Default for any series of Debt Securities occurs and continues, the Trustee or the holders of at least 33% in aggregate principal amount of the Debt Securities of the series may declare the entire principal of all the Debt Securities of that series to be due and payable immediately. If this happens, subject to certain conditions, the holders of a majority of the aggregate principal amount of the Debt Securities of that series can void the declaration. (Section 502 of the Senior Indenture & Section 6.1 of the Subordinated Indenture.)

    The Trustee may withhold notice to the holders of Debt Securities of any default (except in the payment of principal or interest) if it considers the withholding of notice to be in the best interests of the holders. Other than its duties in case of a default, a Trustee is not obligated to exercise any of its rights or powers under the Indentures at the request, order or direction of any holders, unless the holders offer the Trustee reasonable indemnity. If they provide this reasonable indemnification, the holders of a majority in principal amount of any series of Debt Securities may direct the time, method and place of conducting any proceeding or any remedy available to the Trustee, or exercising any power conferred upon the Trustee, for any series of Debt Securities. (Sections 512, 601 & 602 of the Senior Indenture & Sections 6.6,
7.1 & 7.2 of the Subordinated Indenture.)

    The holder of any Debt Security will have an absolute and unconditional right to receive payment of the principal, any premium and, within certain limitations, any interest on that Debt Security on its maturity date or redemption date and to enforce those payments. (Section 508 of the Senior Indenture & Section 14.2 of the Subordinated Indenture.)

Satisfaction; Discharge

    We may discharge all our obligations (except those described below) to holders of the Debt Securities issued under the Indentures, which Debt Securities have not already been delivered to the Trustee for cancellation and which either have become due and payable or are by their terms due and payable within one year, or are to be called for redemption within one year, by depositing with the Trustee an amount certified to be sufficient to pay when due the principal, interest and premium, if any, on all outstanding Debt Securities. However, certain of our obligations under the Indentures will survive, including with respect to the following:

 . remaining rights to register the transfer, conversion, substitution or exchange of Debt Securities of the applicable series;

 . rights of holders to receive payments of principal of, and any interest on, the Debt Securities of the applicable series, and other rights, duties and obligations of the holders of Debt Securities with respect to any amounts deposited with the Trustee; and

 . the rights, obligations and immunities of the Trustee under the Indentures.
  (Section 401 of Senior Indenture & Section 12.1 of Subordinated Indenture.)

Modification of Indentures; Waiver

    Under the Indentures our rights and obligations and the rights of the holders may be modified with the consent of the holders of a majority in aggregate principal amount of the outstanding Debt Securities of each series affected by the modification. No modification of the principal or interest payment terms, and no modification reducing the percentage required for modifications, is effective against any holder without its consent. (Section 902 of the Senior Indenture & Section 10.2 of the Subordinated Indenture.) In addition, we may supplement the Indentures to create new series of Debt Securities and for certain other purposes, without the consent of any holders of Debt Securities. (Section 901 of the Senior Indenture & Section 10.1 of the Subordinated Indenture.)

    The holders of a majority of the outstanding Debt Securities of all series under the applicable Indenture with respect to which a default has occurred and is continuing may waive a default for all those series, except a default in the payment of principal or interest, or any premium, on any Debt Securities or a default with respect to a covenant or provision which cannot be amended or modified without the consent of the holder of each outstanding Debt Security of the series affected. (Section 513 of the Senior Indenture & Section 6.6 of the Subordinated Indenture.)

    In addition, under certain circumstances, the holders of a majority of the outstanding Junior Subordinated Debentures of any series may waive in advance, for that series, our compliance with certain restrictive provisions of the Subordinated Indenture under which those Junior Subordinated Debentures were issued. (Section 4.6 of the Subordinated Indenture.)

Concerning the Trustee

    Bank One Trust Company, National Association, an affiliate of Bank One, N.A., is the Trustee under the Indentures. We and certain of our affiliates maintain deposit accounts and banking relationships with Bank One, N.A. Bank One Trust Company, National Association also performs agency functions with respect to other securities issued by our affiliates. Bank One, N.A. and its affiliates have purchased, and are likely to purchase in the future, our securities and securities of our affiliates.

    The Trustee will perform only those duties that are specifically set forth in the Indentures unless an event of default under an Indenture occurs and is continuing. The Trustee is under no obligation to exercise any of its powers under the Indentures at the request of any holder of Debt Securities unless that holder offers reasonable indemnity to the Trustee against the costs, expenses and liabilities which it might incur as a result. (Section 601 of the Senior Indenture & Section 7.1 of the Subordinated Indenture.)

    The Trustee administers its corporate trust business at 153 West 51st Street, New York, New York 10019, Attention: Global Corporate Trust Services.

ADDITIONAL TERMS OF SENIOR DEBT SECURITIES

Limitation on Liens

    While any of the Senior Debt Securities are outstanding, we are not permitted to create liens upon any Principal Property (as defined below) or upon any shares of stock of any Material Subsidiary (as defined below), which we now own or own in the future, to secure any of our debt, unless at the same time we provide that the Senior Debt Securities will also be secured by that lien on an equal and ratable basis. However, we are generally permitted to create the following types of liens:

    (1) purchase money liens on future property acquired by us; liens of any kind existing on property or shares of stock at the time they are acquired by us; conditional sales agreements and other title retention agreements on future property acquired by us (as long as none of those liens cover any of our other properties);

    (2) liens on our property or any shares of stock of any Material Subsidiary that exist as of the date of the Senior Indenture; liens on the shares of stock of any corporation, which liens existed at the time that corporation became a Material Subsidiary; certain liens typically incurred in the ordinary course of business;

    (3) liens in favor of the United States (or any State), any foreign country or any department, agency or instrumentality or political subdivision of those jurisdictions, to secure payments under any contract or statute or to secure any debt incurred for the purpose of financing the purchase price or the cost of constructing or improving the property subjet to those liens, including, for example, liens to secure debt of the pollution control or industrial revenue bond type;

    (4) debt that we may issue in connection with a consolidation or merger of the Company or any Material Subsidiary with or into any other Person (including any of our affiliates or Material Subsidiaries) in exchange for secured debt of that Person (Third Party Debt) as long as that debt (i) is secured by a mortgage on all or a portion of the property of that Person,
  (ii) prohibits secured debt from being incurred by that Person, unless the Third Party Debt is secured on an equal and ratable basis or (iii) prohibits secured debt from being incurred by that Person;

    (5) debt of another Person that we must assume in connection with a consolidation or merger of that Person, with respect to which any of our property is subjected to a lien;

    (6) liens on any property that we acquire, construct, develop or improve after the date the Senior Debt Securities are first issued that are created before or within 18 months after the acquisition, construction, development or improvement of the property and secrue the payment of the purchase price or related costs;

    (7) liens in our favor or in favor of our Material Subsidiaries or wholly-owned subsidiaries:

    (8) liens securing production payments on oil, gas, coal or other mineral properties;

    (9) the placement, extension or renewal of any lien referred to in (1) through (8) as long as the amount secrued by the liens or the property subject to the liens is not increased; and

    (10) any other lien not covered by (1) through (9) above as long as immediately after the creation of the lien the aggregate principal amount of debt secured by these liens does not exceed 10% of our common shareholders' equity.

  When we use the term "lien" in this section, we mean any mortgage, lien, pledge, security interest or other encumbrance of any kind; "Material Subsidiary" means each of our subsidiaries whose total assets (as determined in accordance with GAAP) represent at least 20% of our total assets on a consolidated basis; and "Principal Property" means any of our plants and facilities (including pipelines) located in the United States that in the opinion of our Board of Directors or management is of material importance to the business conducted by us and our consolidated subsidiaries taken as a whole. (Section 1008 of the Senior Indenture.)

Repayment at the Option of the Holder; Repurchases by the Company

    We must repay the Senior Debt Securities at the option of the Holders before the Stated Maturity Date only if specified in the applicable prospectus supplement. Unless otherwise provided in the prospectus supplement, the Senior Debt Securities subject to repayment at the option of the Holder will be subject to repayment:

 . on the specified Repayment Dates; and

 . at a repayment price equal to 100% of the unpaid principal amount to be repaid, together with unpaid interest accrued to the Repayment Date. (Section 1302 of the Senior Indenture.)

    For any Senior Debt Security to be repaid, the Trustee must receive, at its office maintained for that purpose in the Borough of Manhattan, New York City not more than 60 nor less than 30 calendar days before the date of repayment:

 . in the case of a certificated Senior Debt Security, the certificated Senior
  Debt Security and the form in the Senior Debt Security entitled Option of Holder to Elect Purchase duly completed; or

 . in the case of a book-entry Senior Debt Security, instructions to that effect from the beneficial owner to the securities depositary and forwarded by the securities depositary. Exercise of the repayment option by the Holder will be irrevocable. (Section 1303 of the Senior Indenture.)

    Only the securities depositary may exercise the repayment option in respect of beneficial interests in the book-entry Senior Debt Securities. Accordingly, beneficial owners that desire repayment in respect of all or any portion of their beneficial interests must instruct the participants through which they own their interests to direct the securities depositary to exercise the repayment option on their behalf. All instructions given to participants from beneficial owners relating to the option to elect repayment will be irrevocable. In addition, at the time the instructions are given, each beneficial owner will cause the participant through which it owns its interest to transfer its interest in the book-entry Senior Debt Securites or the global certificate representing the related book-entry Senior Debt Securities, on the securities depositary's records, to the Trustee. See DESCRIPTION OF THE DEBT SECURITIES--GLOBAL SECURITIES.

Defeasance

    We will be discharged from our obligations on the Senior Debt Securities of any series at any time if we deposit with the Trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the Senior Debt Securities of the series. If this happens, the holders of the Senior Debt Securities of the series will not be entitled to the benefits of the Senior Indenture except for registration of transfer and exchange of Senior Debt Securities and replacement of lost, stolen or mutilated Senior Debt Securities. (Section 402 of the Senior Indenture.)

    Under federal income tax law as of the date of this prospectus, a discharge may be treated as an exchange of the related Senior Debt Securities. Each holder might be required to recognize gain or loss equal to the difference between the holder's cost or other tax basis for the Senior Debt Securities and the value of the holder's interest in the trust. Holders might be required to include as income a different amount than would be includable without the discharge. We urge prospective investors to consult their own tax advisers as to the consequences of a discharge, including the applicability and effect of tax laws other than the federal income tax law.

ADDITIONAL TERMS OF THE JUNIOR SUBORDINATED DEBENTURES

Additional Covenants Applicable to Junior Subordinated Debentures

    Under the Subordinated Indenture, we will:

 . maintain 100% ownership of any Trust to which the Junior Subordinated
  Debentures have been issued while the Junior Subordinated Debentures remain outstanding; and

 . pay to any Trust to which the Junior Subordinated Debentures have been issued any taxes, duties, assessments or governmental charges of whatever nature (other than withholding taxes) imposed by the United States or any other taxing authority on that Trust, so that the net amounts received and retained by that Trust (after paying any taxes, duties, assessments or other governmental charges) will be not less than the Trust would have received had no such taxes, duties, assessments or other governmental charges been imposed. (Sections 4.7 & 4.8 of the Subordinated Indenture.)

Option to Extend Interest Payment Period

    We can defer interest payments by extending the interest payment period for the number of consecutive extension periods specified in the applicable prospectus supplement (each, an Extension Period). Other details regarding the Extension Period will also be specified in the applicable prospectus supplement. No Extension Period may extend beyond the maturity of the Junior Subordinated Debentures. At the end of the Extension Period(s), we will pay all interest then accrued and unpaid, together with interest compounded quarterly at the rate for the Junior Subordinated Debentures, to the extent permitted by applicable law. (Section 2.10 of the Subordinated Indenture.)

    During any Extension Period, we will not make distributions related to our capital stock, including dividends, redemptions, repurchases, liquidation payments, or guarantee payments. Also we will not make any payments, redeem or repurchase any debt securities of equal or junior rank to the Junior Subordinated Debentures or make any guarantee payments on any such debt securities. We may, however, make the following types of distributions:

 . dividends paid in common stock;

 . dividends in connection with the implementation of a shareholder rights plan;

 . payments to a trust holding securities of the same series under a guarantee;
  or

 . repurchases, redemptions or other acquisitions of shares of our capital stock in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of employees, officers, directors or consultants.

Subordination

    Each series of Junior Subordinated Debentures will be subordinate and junior in right of payment, to the extent set forth in the Subordinated Indenture, to all Senior Indebtedness as defined below. If:

 . we make a payment or distribution of any of our assets to creditors upon our dissolution, winding-up, liquidation or reorganization, whether in bankruptcy, insolvency or otherwise;

 . a default beyond any grace period has occurred and is continuing with respect to the payment of principal, interest or any other monetary amounts due and payable on any Senior Indebtedness; or

 . the maturity of any Senior Indebtedness has been accelerated because of a default on that Senior Indebtedness,

then the holders of Senior Indebtedness generally will have the right to receive payment, in the case of the first instance, of all amounts due or to become due upon that Senior Indebtedness, and, in the case of the second and third instances, of all amounts due on that Senior Indebtedness, or we will make provision for those payments, before the holders of any Junior Subordinated Debentures have the right to receive any payments of principal or interest on their Junior Subordinated Debentures. (Sections 14.1 and 14.9 of the Subordinated Indenture.)

    Senior Indebtedness means, with respect to any series of Junior Subordinated Debentures, the principal, premium, interest and any other payment in respect of any of the following:

 . all of our indebtedness for borrowed or purchased money that is evidenced by notes, debentures, bonds or other written instruments;

 . our obligations for reimbursement under letters of credit, banker's acceptances, security purchase facilities or similar facilities issued for our account;

 . capitalized lease obligations;

 . any of our other indebtedness or obligations with respect to commodity contracts, interest rate commodity and currency swap agreements and other similar agreements or arrangements; and

 . all indebtedness of others of the kinds described in the preceding categories which we have assumed or guaranteed.

    Senior Indebtedness will not include our obligations to trade creditors or indebtedness to our subsidiaries. (Section 1.1 of the Subordinated Indenture.)

    Senior Indebtedness will be entitled to the benefits of the subordination provisions in the Subordinated Indenture irrespective of the amendment, modification or waiver of any term of the Senior Indebtedness. We may not amend the Subordinated Indenture to change the subordination of any outstanding Junior Subordinated Debentures without the consent of each holder of Senior Indebtedness that the amendment would adversely affect. (Sections 10.2 & 14.7 of the Subordinated Indenture.)

    The Subordinated Indenture does not limit the amount of Senior Indebtedness that we may issue.

DESCRIPTION OF THE TRUST PREFERRED SECURITIES

    The following is a summary of the principal terms of the Trust Preferred Securities. The form of amended trust agreement is filed as an exhibit to the registration statement of which this prospectus forms a part, or is incorporated by reference. The terms of the Trust Preferred Securities will include those stated in the amended trust agreement and those made part of the amended trust agreement by the Trust Indenture Act.

General

    The Trust will exist until terminated as provided in its amended trust agreement. Except under certain circumstances, we will be entitled to appoint, remove, or replace trustees, who will conduct the business and affairs of the Trust. The trustees of the Trust will consist of:

 . two employees, officers or affiliates of the Company as Administrative
  Trustees;

 . a financial institution unaffiliated with us that will act as property trustee and as indenture trustee for purposes of the Trust Indenture Act, under the terms set forth in a prospectus supplement (the Property Trustee); and

 . one trustee with its principal place of business or who resides in the State of Delaware and who will act under the terms set forth in a prospectus supplement. (Sections 6.1 through 6.5 of the Amended Trust Agreement.)

    The amended trust agreement will authorize the Administrative Trustees to issue, on behalf of the Trust, two classes of trust securities, Trust Preferred Securities and trust common securities, each of which will have the terms described in this prospectus and in the applicable prospectus supplement. We will own all of the trust common securities. The trust common securities will rank equally in right of payment, and payments will be made on the trust common securities, proportionately with the Trust Preferred Securities.

However, if an event of default occurs and is continuing under the amended trust agreement, the rights of the holders of the trust common securities to payment for distributions and payments upon liquidation, redemption and otherwise, will be subordinated to the rights of the holders of the Trust Preferred Securities. We will acquire, directly or indirectly, trust common securities in a total liquidation amount of approximately 3% of the total capital of the Trust. (Sections 3.6, 5.1, 5.2 and 7.1 of the Amended Trust Agreement.)

    The proceeds from the sale of the Trust Preferred Securities will be used by the applicable Trust to purchase our Junior Subordinated Debentures. These Junior Subordinated Debentures will be held in trust by the Property Trustee for the benefit of the holders of the trust securities. We will guarantee the payments of distributions and payments on redemption or liquidation with respect to the Trust Preferred Securities, but only to the extent the Trust has funds available to make those payments and has not made the payments. See DESCRIPTION OF THE GUARANTEE.

    The assets of the Trust available for distribution to the holders of Trust Preferred Securities will be limited to payments from us under the Junior Subordinated Debentures held by the Trust. If we fail to make a payment on the Junior Subordinated Debentures, the Trust will not have sufficient funds to make related payments, including distributions, on its Trust Preferred Securities.

    The Guarantee, when taken together with our obligations under the Junior Subordinated Debentures, the Subordinated Indenture and the amended trust agreement, will provide a full and unconditional guarantee of amounts due on the Trust Preferred Securities issued by the Trust.

    The Trust Preferred Securities will have the terms, including distributions, redemption, voting, liquidation rights and other preferred, deferred or other special rights or restrictions that will be described in the amended trust agreement or made part of the amended trust agreement by the Trust Indenture Act or the Delaware Business Trust Act. The terms of the Trust Preferred Securities will mirror the terms of the Junior Subordinated Debentures held by the Trust. In other words, the distribution rate and the distribution payment dates and other payment dates for the Trust Preferred Securities will correspond to the interest rate and interest payment dates and other payment dates on the Junior Subordinated Debentures. Holders of Trust Preferred Securities have no preemptive or similar rights. (Section 7.1 of the Amended Trust Agreement.)

Provisions of a Particular Series

    The Trust may issue only one series of Trust Preferred Securities. The applicable prospectus supplement will set forth the principal terms of the Trust Preferred Securities that will be offered, including:

 . the name of the Trust Preferred Securities;

 . the liquidation amount and number of Trust Preferred Securities issued;

 . the annual distribution rate(s) or method of determining such rate(s), the payment date(s) and the record dates used to determine the holders who are to receive distributions;

 . the date from which distributions will be cumulative;

 . the optional redemption provisions, if any, including the prices, time periods and other terms and conditions on which the Trust Preferred Securities will be purchased or redeemed, in whole or in part;

 . the terms and conditions, if any, upon which the Junior Subordinated
  Debentures and the related Guarantee may be distributed to holders of those Trust Preferred Securities;

 . any securities exchange on which the Trust Preferred Securities will be listed;

 . whether the Trust Preferred Securities are to be issued in book-entry form and represented by one or more global certificates, and if so, the depository for those global certificates and the specific terms of the depositary arrangements; and

 . any other relevant rights, preferences, privileges, limitations or restrictions of the Trust Preferred Securities. (Article 7 of the Amended Trust Agreement.)

    The interest rate and interest and other payment dates of Junior Subordinated Debentures issued to the Trust will correspond to the rate at which distributions will be paid and the distribution and other payment dates of the Trust Preferred Securities of that Trust.

Extensions

    We have the right under the Subordinated Indenture to defer payments of interest on the Junior Subordinated Debentures by extending the interest payment period from time to time on the Junior Subordinated Debentures. The Administrative Trustees will give the holders of the Trust Preferred Securities notice of any Extension Period upon their receipt of notice from us. If distributions are deferred, the deferred distributions and accrued interest will be paid to holders of record of the Trust Preferred Securities as they appear on the books and records of the Trust on the record date next following the termination of such deferral period. See ADDITIONAL TERMS OF JUNIOR SUBORDINATED DEBENTURES--OPTION TO EXTEND INTEREST PAYMENT PERIOD.

Distributions

    Distributions on the Trust Preferred Securities will be made on the dates payable to the extent that the Trust has funds available for the payment of distributions in the Property Account. The Trust's funds available for distribution to the holders of the trust securities will be limited to payments received from us on the Junior Subordinated Debentures. We have guaranteed the payment of distributions out of monies held by the Trust to the extent set forth under DESCRIPTION OF THE GUARANTEE.

    Distributions on the Trust Preferred Securities will be payable to the holders named on the securities register of the Trust at the close of business on the relevant record dates, which, as long as the Trust Preferred Securities remain in book-entry only form, will be one business day before the relevant payment dates. Distributions will be paid through the Property Trustee who will hold amounts received in respect of the Junior Subordinated Debentures in the Property Account for the benefit of the holders of the trust securities. If the Trust Preferred Securities do not continue to remain in book-entry only form, the relevant record dates will conform to the rules of any securities exchange on which the Trust Preferred Securities are listed and, if none, the Administrative Trustees will have the right to select relevant record dates, which will be more than 14 days but less than 60 days before the relevant payment dates. If any date on which distributions are to be made on the Trust Preferred Securities is not a business day, then payment of the distributions payable on that date will be made on the next succeeding day which is a business day and without any interest or other payment in respect of that delay, except that, if that business day is in the next succeeding calendar year, the payment will be made on the immediately preceding business day, in each case with the same force and effect as if made on the record date. (Section 7.2 of the Amended Trust Agreement.)

Mandatory Redemption of Trust Preferred Securities

    The Trust Preferred Securities have no stated maturity date, but will be redeemed upon the maturity of the Junior Subordinated Debentures or to the extent the Junior Subordinated Debentures are redeemed before maturity. The Junior Subordinated Debentures will mature on the date specified in the applicable prospectus supplement and may be redeemed at any time, in whole but not in part, in certain circumstances upon the occurrence of a Tax Event or an Investment Company Event as described under SPECIAL EVENT REDEMPTION.

    Upon the maturity of the Junior Subordinated Debentures, the proceeds of their repayment will simultaneously be applied to redeem all the outstanding trust securities at the Redemption Price. Upon the redemption of the Junior Subordinated Debentures, either at our option or as a result of a Tax Event or an Investment Company Event, the proceeds from the redemption will simultaneously be applied to redeem trust securities having a total liquidation amount equal to the total principal amount of the Junior Subordinated Debentures so redeemed at the redemption price; provided, that holders of trust securities will be given not less than 20 nor more than 60 days' notice of the redemption. If fewer than all of the outstanding trust securities are to be redeemed, the trust securities will be redeemed proportionately. (Section 7.3 of the Amended Trust Agreement.)

Special Event Redemption

    Both a Tax Event and an Investment Company Act Event constitute Special Events for purposes of the redemption provisions described in the preceding paragraph.

    A Tax Event means that the Administrative Trustees have received an opinion of independent tax counsel experienced in those matters to the effect that, as a result of any amendment to, change or announced proposed change in:

 . the laws or regulations of the United States or any of its political subdivisions or taxing authorities, or

 . any official administrative pronouncement, action or judicial decision interpreting or applying those laws or regulations,

which amendment or change becomes effective or proposed change, pronouncement, action or decision is announced on or after the date the Trust Preferred Securities are issued and sold, there is more than an insubstantial risk that:

 . the Trust is or within 90 days would be subject to U.S. federal income tax with respect to income accrued or received on the Junior Subordinated Debentures,

 . interest payable to the Trust on the Junior Subordinated Debentures is not or within 90 days would not be deductible, in whole or in part, by us for U.S. federal income tax purposes, or

 . the Trust is or within 90 days would be subject to a material amount of other taxes, duties or other governmental charges.

    Investment Company Event means that the Administrative Trustees have received an opinion of a nationally recognized independent counsel to the effect that, as a result of an amendment to or change in the Investment Company Act or regulations thereunder on or after the date the Trust Preferred Securities are issued and sold, there is more than an insubstantial risk that the Trust is or will be considered an investment company and be required to be registered under the Investment Company Act. (Section 1.1 of the Amended Trust Agreement.)

Redemption Procedures

    The Trust may not redeem fewer than all the outstanding trust securities unless all accrued and unpaid distributions have been paid on all trust securities for all distribution periods terminating on or before the date of redemption. If fewer than all of the outstanding trust securities are to be redeemed, the trust securities will be redeemed proportionately.

    If the Trust gives a notice of redemption in respect of the trust securities (which notice will be irrevocable), and if we have paid to the Property Trustee a sufficient amount of cash in connection with the related redemption or maturity of the Junior Subordinated Debentures, then, by 12:00 noon New York City time on the redemption date, the Property Trustee will irrevocably deposit with the depositary funds sufficient to pay the applicable redemption price and will give the depositary irrevocable instructions and authority to pay the redemption price to the holders of the Trust Preferred Securities, and the paying agent will pay the applicable redemption price to the holders of the trust common securities by check. If notice of redemption has been given and funds deposited as required, then, immediately before the close of business on the date of the deposit, distributions will cease to accrue and all rights of holders of Trust Preferred Securities called for redemption will cease, except the right of the holders of the Trust Preferred Securities to receive the redemption price but without interest on the redemption price. If any date fixed for redemption of Trust Preferred Securities is not a business day, then payment of the redemption price payable on that date will be made on the next succeeding day that is a business day, without any interest or other payment in respect of any such delay, except that, if that business day falls in the next calendar year, payment will be made on the immediately preceding business day. If payment of the redemption price in respect of Trust Preferred Securities is improperly withheld or refused and not paid either by the Trust or by us under the Guarantee, distributions on the Trust Preferred Securities will continue to accrue at the then applicable rate from the original redemption date to the date of payment, in which case the actual payment date will be considered the date fixed for redemption for purposes of calculating the redemption price.

    Subject to the foregoing and applicable law, including, without limitation, U.S. federal securities laws, we or our subsidiaries may at any time, and from time to time, purchase outstanding Trust Preferred Securities by tender, in the open market or by private agreement. (Section 7.4 of the Amended Trust Agreement.)

Distribution of the Junior Subordinated Debentures

    We will have the right at any time to dissolve the Trust and, after satisfaction of the liabilities of creditors of the Trust as provided by applicable law, to cause Junior Subordinated Debentures to be distributed to the holders of the Trust Preferred Securities in a total stated principal amount equal to the total stated liquidation amount of the Trust Preferred Securities then outstanding. Before any such dissolution, we will obtain any required regulatory approvals. The right to dissolve the trust and distribute the Junior Subordinated Debentures will be conditioned on our receipt of an opinion rendered by an independent tax counsel that the distribution would not result in the recognition of gain or loss for federal income tax purposes by the holders. (Section 8.1 of the Amended Trust Agreement.)

Liquidation Distribution Upon Dissolution

    The amended trust agreement will state that the Trust will be dissolved:

 . upon our bankruptcy;

 . upon the filing of a certificate of dissolution or its equivalent with respect to us;

 . upon the filing of a certificate of cancellation with respect to the Trust after obtaining the consent of at least a majority in liquidation amount of the Trust Preferred Securities, voting together as a single class;

 . 90 days after the revocation of our charter, but only if the charter is not reinstated during that 90-day period;

 . upon the distribution of the related Junior Subordinated Debentures directly to the holders of the trust securities;

 . upon the redemption of all of the trust securities; or

 . upon entry of a court order for the dissolution of us or the Trust.
  (Section 8.1 of the Amended Trust Agreement.)

    Upon a dissolution, after the Trust pays all amounts owed to creditors, the holders of the Trust Preferred Securities will be entitled to receive:

 . cash equal to the total liquidation amount of the Trust Preferred Security specified in an accompanying prospectus supplement, plus accumulated and unpaid distributions to the date of payment, or

 . Junior Subordinated Debentures in a total principal amount equal to the total liquidation amount of the Trust Preferred Securities.

    If the Trust cannot pay the full amount due on its trust securities because insufficient assets are available for payment, then the amounts payable by the Trust on its trust securities will be paid proportionately. However, if an event of default under the related amended trust agreement occurs, the total amounts due on the Trust Preferred Securities will be paid before any distribution on the trust common securities. Under certain circumstances involving the dissolution of a Trust, subject to obtaining any required regulatory approval, Junior Subordinated Debentures will be distributed to the holders of the trust securities in liquidation of that Trust. (Section 8.2 of the Amended Trust Agreement.)

Trust Enforcement Events

    An event of default under the Subordinated Indenture relating to the Junior Subordinated Debentures will be an event of default under the amended trust agreement (a Trust Enforcement Event). See DESCRIPTION OF DEBT SECURITIES-- EVENTS OF DEFAULT.

    In addition, the voluntary or involuntary dissolution, winding up or termination of the Trust is also a Trust Enforcement Event, except in connection with:

 . the distribution of the Junior Subordinated Debentures to holders of the trust securities of the Trust,

 . the redemption of all of the trust securities of the Trust, or

 . mergers, consolidations or amalgamations permitted by the amended trust agreement of the Trust.

    Under the amended trust agreement, the holder of the trust common securities will be deemed to have waived any Trust Enforcement Event with respect to the trust common securities until all Trust Enforcement Events with respect to the Trust Preferred Securities have been cured, waived or otherwise eliminated. Until all Trust Enforcement Events with respect to the Trust Preferred Securities have been so cured, waived, or otherwise eliminated, the Property Trustee will be deemed to be acting solely on behalf of the holders of the Trust Preferred Securities and only the holders of the Trust Preferred Securities will have the right to direct the Property Trustee with respect to certain matters under the amended trust agreement and the Subordinated Indenture. If any Trust Enforcement Event with respect to the Trust Preferred Securities is waived by the holders of the Trust Preferred Securities as provided in the amended trust agreement, under the amended trust agreement the holders of trust common securities have agreed that the waiver also constitutes a waiver of the Trust Enforcement Event with respect to the trust common securities for all purposes under the amended trust agreement without any further act, vote or consent of the holders of trust common securities. (Section 2.6 of the Amended Trust Agreement.)

    We and the Administrative Trustees must file annually with the Property Trustee a certificate evidencing compliance with all the applicable conditions and covenants under the amended trust agreement. (Section 2.4 of the Amended Trust Agreement.)

    Upon the occurrence of a Trust Enforcement Event the Property Trustee, as the sole holder of the Junior Subordinated Debentures, will have the right under the Subordinated Indenture to declare the principal of, interest and premium, if any, on the Junior Subordinated Debentures to be immediately due and payable.

    If the Property Trustee fails to enforce its rights under the amended trust agreement or the Subordinated Indenture to the fullest extent permitted by law and subject to the terms of the amended trust agreement and the Subordinated Indenture, any holder of Trust Preferred Securities may sue us, or seek other remedies, to enforce the Property Trustee's rights under the amended trust agreement or the Subordinated Indenture without first instituting a legal proceeding against the Property Trustee or any other person. If a Trust Enforcement Event occurs and is continuing as a result of our failure to pay principal of or interest or premium, if any, on the Junior Subordinated Debentures when payable, then a holder of the Trust Preferred Securities may directly sue us or seek other remedies, to collect its proportionate share of payments owned. See RELATIONSHIP AMONG THE TRUST PREFERRED SECURITIES, THE GUARANTEE AND THE JUNIOR SUBORDINATED DEBENTURES HELD BY THE TRUST.

Removal and Replacement of Trustees

    Only the holders of trust common securities have the right to remove or replace the trustees of the Trust, except that while an event of default in respect of the Junior Subordinated Debentures has occurred or is continuing, the holders of a majority of the Trust Preferred Securities will have this right. The resignation or removal of any trustee and the appointment of a successor trustee will be effective only on the acceptance of appointment by the successor trustee in accordance with the provisions of the amended trust agreement. (Section 6.6 of the Amended Trust Agreement.)

Mergers, Consolidations or Amalgamations of the Trust

    The Trust may not consolidate, amalgamate, merge with or into, or be replaced by or convey, transfer or lease its properties and assets substantially as an entirety to any other corporation or other body (each, a Merger Event), except as described below. The Trust may, with the consent of a majority of its Administrative Trustees and without the consent of the holders of its trust securities, consolidate, amalgamate, merge with or into, or be replaced by another trust, provided that the following conditions are met:

 . the successor entity either

  . assumes all of the obligations of the Trust relating to its trust securities, or

  . substitutes other securities for the trust securities that are substantially similar to the trust securities, so long as the successor securities rank the same as the trust securities for distributions and payments upon liquidation, redemption and otherwise;

 . we acknowledge a trustee of the successor entity who has the same powers and duties as the Property Trustee of the Trust, as the holder of the Junior Subordinated Debentures;

 . the Trust Preferred Securities are listed, or any successor securities will be listed, upon notice of issuance, on the same securities exchange or other organization that the Trust Preferred Securities are then listed;

 . the Merger Event does not cause the Trust Preferred Securities or successor securities to be downgraded by any nationally recognized rating agency;

 . the Merger Event does not adversely affect the rights, preferences and privileges of the holders of the trust securities or successor securities in any material way, other than with respect to any dilution of the holders' interest in the new entity;

 . the successor entity has a purpose identical to that of the Trust;

 . before the Merger Event, we have received an opinion of counsel from a nationally recognized law firm stating that

  . the Merger Event does not adversely affect the rights of the holders of the Trust Preferred Securities or any successor securities in any material way, other than with respect to any dilution of the holders' interest in the new entity, and

  . following the Merger Event, neither the Trust nor the successor entity will be required to register as an investment company under the Investment Company Act; and

 . we guarantee the obligations of the successor entity under the successor securities in the same manner as in the Guarantee.

    In addition, unless all of the holders of the Trust Preferred Securities and trust common securities approve otherwise, the Trust will not consolidate, amalgamate, merge with or into, or be replaced by any other entity or permit any other entity to consolidate, amalgamate, merge with or into, or replace it, if, in the opinion of a nationally recognized tax counsel experienced in such matters, the transaction would cause the Trust or the successor entity to be classified other than as a grantor trust for U.S. federal income tax purposes. (Section 3.15 of the Amended Trust Agreement.)

Voting Rights; Amendment of Trust Agreement

    The holders of Trust Preferred Securities have no voting rights except as discussed under MERGERS, CONSOLIDATIONS OR AMALGAMATIONS OF THE TRUST AND DESCRIPTION OF THE GUARANTEE--AMENDMENTS, and as otherwise required by law and the amended trust agreement.

    The amended trust agreement may be amended if approved by a majority of the Administrative Trustees of the Trust. However, if any proposed amendment provides for, or the Administrative Trustees otherwise propose to effect,

 . any action that would adversely affect the powers, preferences or special rights of the trust securities, whether by way of amendment to the amended trust agreement or otherwise, or

 . the dissolution, winding-up or termination of the Trust other than under the terms of its amended trust agreement,

then the holders of the Trust Preferred Securities as a single class will be entitled to vote on the amendment or proposal. In that case, the amendment or proposal will only be effective if approved by at least a majority in liquidation amount of the Trust Preferred Securities affected by the amendment or proposal.

    No amendment may be made to the amended trust agreement if that amendment would:

 . cause the Trust to be characterized as other than a grantor trust for U.S.
  federal income tax purposes;

 . reduce or otherwise adversely affect the powers of the Property Trustee; or

 . cause the Trust to be deemed to be an investment company which is required to be registered under the Investment

  Company Act. (Section 11.1 of the Amended Trust Agreement.)

    The holders of a majority of the total liquidation amount of the Trust Preferred Securities have the right to:

 . direct the time, method and place of conducting any proceeding for any remedy available to the Property Trustee; or

 . direct the exercise of any trust or power conferred upon the Property Trustee under the amended trust agreement, including the right to direct the Property Trustee, as the holder of the Junior Subordinated Debentures, to

 . exercise the remedies available under the Subordinated Indenture with respect to the Junior Subordinated Debentures,

 . waive any event of default under the Subordinated Indenture that is waivable, or

 . cancel an acceleration of the principal of the Junior Subordinated
  Debentures.

    In addition, before taking any of the foregoing actions, the Property Trustee must obtain an opinion of counsel stating that, as a result of that action, the Trust will continue to be classified as a grantor trust for U.S. federal income tax purposes. (Section 7.5 of the Amended Trust Agreement.)

    As described in the form of amended trust agreement, the Property Trustee may hold a meeting to have holders of Trust Preferred Securities vote on a change or have them approve a change by written consent.

    If a vote by the holders of Trust Preferred Securities is taken or a consent is obtained, any Trust Preferred Securities owned by us or any of our affiliates will, for purposes of the vote or consent, be treated as if they were not outstanding, which will have the following consequences:

 . we and any of our affiliates will not be able to vote on or consent to matters requiring the vote or consent of holders of Trust Preferred Securities; and

 . any Trust Preferred Securities owned by us or any of our affiliates will not be counted in determining whether the required percentage of votes or consents has been obtained. (Section 7.5 of the Amended Trust Agreement.)

Information Concerning the Property Trustee

    For matters relating to compliance with the Trust Indenture Act, the Property Trustee will have all of the duties and responsibilities of an indenture trustee under the Trust Indenture Act. The Property Trustee, other than during the occurrence and continuance of a Trust Enforcement Event, undertakes to perform only the duties that are specifically described in the amended trust agreement and, upon a Trust Enforcement Event, must use the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the Property Trustee is under no obligation to exercise any of the powers given it by the applicable amended trust agreement at the request of any holder of Trust Preferred Securities unless it is offered reasonable security or indemnity against the costs, expenses and liabilities that it might incur. However, the holders of the Trust Preferred Securities will not be required to offer such an indemnity where the holders, by
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exercising their voting rights, direct the Property Trustee to take any action following a Trust Enforcement Event. (Section 3.9 of the Amended Trust
Agreement.)

Information Concerning the Administrative Trustees

    The Administrative Trustees are authorized and directed to conduct the affairs of and to operate the Trust in a way that:

 . will not cause it to be deemed to be an investment company required to be registered under the Investment Company Act;

 . will cause it to be classified as a grantor trust for U.S. federal income tax purposes; and

 . will cause the Junior Subordinated Debentures it holds to be treated as our indebtedness for U.S. federal income tax purposes.

    We and the Administrative Trustees are authorized to take any action, so long as it is consistent with applicable law or the certificate of trust or amended trust agreement, that we and the Administrative Trustees determine to be necessary or desirable for those purposes. (Section 3.6 of the Amended Trust Agreement.)

DESCRIPTION OF THE GUARANTEE

    We will execute the Guarantee from time to time for the benefit of the holders of the Trust Preferred Securities.

    Bank One Trust Company, National Association will act as Guarantee Trustee under the Guarantee. The Guarantee Trustee will hold the Guarantee for the benefit of the holders of the Trust Preferred Securities.

    The following description of the Guarantee is only a summary. The form of Guarantee is an exhibit to the registration statement.

General

    We will irrevocably and unconditionally agree under the Guarantee to pay the Guarantee Payments, to the extent specified in the Guarantee, to the holders of the Trust Preferred Securities, but only to the extent that the Guarantee Payments are not paid by or on behalf of the related Trust. We are required to pay the Guarantee Payments to the extent specified in the Guarantee regardless of any defense, right of set-off or counterclaim that we may have or may assert against any person. (Section 5.1 of the Guarantee.)

    The following payments and distributions on the Trust Preferred Securities are Guarantee Payments:

 . any accrued and unpaid distributions required to be paid on the Trust
  Preferred Securities of the Trust, but only to the extent that the Trust has funds legally and immediately available for those distributions;

 . the redemption price for any Trust Preferred Securities that the Trust calls for redemption, including all accrued and unpaid distributions to the redemption date, but only to the extent that the Trust has funds legally and immediately available for the payment; and

 . upon a dissolution, winding-up or termination of the Trust, other than in connection with the distribution of Junior Subordinated Debentures to the holders of Trust Securities of the Trust or the redemption of all the Trust Preferred Securities of the Trust, the lesser of:

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  . the sum of the liquidation amount and all accrued and unpaid distributions on the Trust Preferred Securities of the Trust to the payment date, to the extent that the Trust has funds legally and immediately available for the payment; and

  . the amount of assets of the Trust remaining available for distribution to holders of the Trust Preferred Securities of the Trust in liquidation of the Trust. (Section 1.1 of the Guarantee.)

    We may satisfy our obligation to make a Guarantee Payment by making that payment directly to the holders of the related Trust Preferred Securities or by causing the Trust to make the payment to those holders. (Section 5.1 of the Guarantee.)

    The Guarantee will be a full and unconditional guarantee, subject to certain subordination provisions, of the Guarantee Payments with respect to the related Trust Preferred Securities from the time of issuance of those Trust Preferred Securities, except that the Guarantee will only apply to the payment of distributions and other payments on the Trust Preferred Securities when the Trust has sufficient funds legally and immediately available to make those distributions or other payments.

    If we do not make the required payments on the Junior Subordinated Debentures that the Property Trustee holds under a Trust, that Trust will not make the related payments on its Trust Preferred Securities.

Subordination

    Our obligations under the Guarantee will be unsecured obligations of the Company. Those obligations will rank:

 . subordinate and junior in right of payment to all of our other liabilities, other than obligations or liabilities that rank equal in priority or subordinate by their terms;

 . equal in priority with the Junior Subordinated Debentures that we may issue and similar guarantees; and

 . senior to our common stock. (Section 6.2 of the Guarantee.)

    The Guarantee will be a guarantee of payment and not of collection. This means that the guaranteed party may institute a legal proceeding directly against us, as guarantor, to enforce its rights under the Guarantee without first instituting a legal proceeding against any other person or entity. (Section 5.4 of the Guarantee.)

    The terms of the Trust Preferred Securities will provide that each holder of the Trust Preferred Securities, by accepting those Trust Preferred Securities, agrees to the subordination provisions and other terms of the Guarantee.

Amendments

    We may amend the Guarantee without the consent of any holder of the Trust Preferred Securities if the amendment does not materially and adversely affect the rights of those holders. We may otherwise amend the Guarantee with the approval of the holders of at least 50% of the outstanding Trust Preferred Securities to which that Guarantee relates. (Section 9.2 of the Guarantee.)

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Termination

    The Guarantee will terminate and be of no further effect when:

 . the redemption price of the Trust Preferred Securities to which the Guarantee relates is fully paid;

 . we distribute the related Junior Subordinated Debentures to the holders of those Trust Preferred Securities; or

 . the amounts payable upon liquidation of the related Trust are fully paid.
  (Section 7.1 of the Guarantee.)

    The Guarantee will remain in effect or will be reinstated if at any time any holder of the related Trust Preferred Securities must restore payment of any sums paid to that holder with respect to those Trust Preferred Securities or under the Guarantee.

Material Covenants

  We will covenant that, so long as any Trust Preferred Securities remain outstanding, if there is an event of default under the Guarantee or the amended trust agreement:

 . we will not make distributions related to our debt securities that rank equally with or junior to the Junior Subordinated Debentures, including any payment of interest, principal or premium, or repayments, repurchases or redemptions; and

 . we will not make distributions related to our capital stock, including dividends, redemptions, repurchases, liquidation payments, or guarantee payments. We may, however, make the following types of distributions:

  . dividends paid in common stock;

  . dividends in connection with the implementation of a shareholder rights plan;

  . payments to a trust holding securities of the same series under a guarantee; and

  . repurchases, redemptions or other acquisitions of shares of our capital stock in connection with any benefit plan or other similar arrangement with or for the benefit of employees, officers, directors or consultants. (Section 6.1 of the Guarantee.)

  Because we are a holding company that conducts all of our operations through our subsidiaries, our ability to meet our obligations under the Guarantee is dependent on the earnings and cash flows of those subsidiaries and the ability of those subsidiaries to pay dividends or to advance or repay funds to us. The Trust, as holder of the Guarantee and the Junior Subordinated Debentures will generally have a junior position to claims of creditors of our subsidiaries, including trade creditors, debtholders, secured creditors, taxing authorities, guarantee holders and any preferred stockholders.

Events of Default

    An event of default will occur under the Guarantee if we fail to perform any of our payment obligations under the Guarantee. The holders of a majority of the Trust Preferred Securities of any series may waive any such event of default and its consequences on behalf of all of the holders of the Trust Preferred Securities of that series. (Section 2.6 of the Guarantee.) The Guarantee Trustee is entitled to enforce the Guarantee for the benefit of the holders of the Trust Preferred Securities of a series if

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

an event of default occurs under the related Guarantee. (Section 3.1 of the Guarantee.)

    The holders of a majority of the Trust Preferred Securities to which the Guarantee relates have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Guarantee Trustee with respect to that Guarantee or to direct the exercise of any trust or power that the Guarantee Trustee holds under that Guarantee. Any holder of the related Trust Preferred Securities may institute a legal proceeding directly against us to enforce that holder's rights under the Guarantee without first instituting a legal proceeding against the Guarantee Trustee or any other person or entity. (Section 5.4 of the Guarantee.)

Concerning the Guarantee Trustee

    Bank One Trust Company, National Association is the Guarantee Trustee. It is also the Property Trustee, the Subordinated Indenture Trustee and the Senior Indenture Trustee. Bank One Delaware, Inc. is the Delaware trustee for the Trust. We and certain of our affiliates maintain deposit accounts and banking relationships with Bank One, N.A., an affiliate of Bank One Trust Company, National Association. Bank One Trust Company, National Association also performs agency functions with respect to other securities listed by our affiliates. Bank One, NA and its affiliates have purchased, and are likely to purchase in the future, our securities and securities of our affiliates.

    The Guarantee Trustee will perform only those duties that are specifically set forth in the Guarantee unless an event of default under the Guarantee occurs and is continuing. In case an event of default occurs and is continuing, the Guarantee Trustee will exercise the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs. (Section
3.1 of the Guarantee.) Subject to those provisions, the Guarantee Trustee is under no obligation to exercise any of its powers under the Guarantee at the request of any holder of the related Trust Preferred Securities unless that holder offers reasonable indemnity to the Guarantee Trustee against the costs, expenses and liabilities which it might incur as a result. (Section 3.2 of the Guarantee.)

AGREEMENT AS TO EXPENSES AND LIABILITIES

    We will enter into an Agreement as to Expenses and Liabilities under the Trust Agreement. The Agreement as to Expenses and Liabilities will provide that we will, with certain exceptions, irrevocably and unconditionally guarantee the full payment of any indebtedness, expenses or liabilities of the Trust to each person or entity to whom that Trust becomes indebted or liable. The exceptions are the obligations of the Trust to pay to the holders of the related trust common or other similar interests in that Trust the amounts due to the holders under the terms of those trust common securities or those similar interests.

RELATIONSHIP AMONG THE TRUST PREFERRED SECURITIES, THE GUARANTEE AND THE JUNIOR SUBORDINATED DEBENTURES HELD BY THE TRUST

    We will guarantee payments of distributions and redemption and liquidation payments due on the Trust Preferred Securities, to the extent the trust has funds available for the payments, to the extent described under DESCRIPTION OF THE GUARANTEE. No single document executed by us in connection with the
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

issuance of the Trust Preferred Securities will provide for our full, irrevocable and unconditional guarantee of the Trust Preferred Securities. It is only the combined operation of our obligations under the Guarantee, the amended trust agreement and the Subordinated Indenture that has the effect of providing a full, irrevocable and unconditional guarantee of the Trust's obligations under the Trust Preferred Securities.

    As long as we make payments of interest and other payments when due on the Junior Subordinated Debentures held by the Trust, those payments will be sufficient to cover the payment of distributions and redemption and liquidation payments due on the Trust Preferred Securities issued by the Trust, primarily because:

 . the total principal amount of the Junior Subordinated Debentures will be equal to the sum of the total liquidation amount of the trust securities;

 . the interest rate and interest and other payment dates on the Junior
  Subordinated Debentures will match the distribution rate and distribution and other payment dates for the Trust Preferred Securities;

 . we will pay for any and all costs, expenses and liabilities of the Trust except its obligations under its Trust Preferred Securities; and

 . the amended trust agreement will provide that the Trust will not engage in any activity that is not consistent with the limited purposes of the Trust.

    If and to the extent that we do not make payments on the Junior Subordinated Debentures, the Trust will not have funds available to make payments of distributions or other amounts due on its Trust Preferred Securities. In those circumstances, you will not be able to rely upon the Guarantee for payment of these amounts. Instead, you may directly sue us or seek other remedies to collect your proportionate share of payments owed. If you sue us to collect payment, then we will assume your rights as a holder of Trust Preferred Securities under the amended trust agreement to the extent we make a payment to you in any such legal action.

ACCOUNTING TREATMENT

    The Trust will be treated as a subsidiary of ours for financial reporting purposes. Accordingly, our consolidated financial statements will include the accounts of the Trust. The Trust Preferred Securities, along with other trust preferred securities that we guarantee on an equivalent basis, will be presented as a separate line item in our consolidated balance sheets, and appropriate disclosures about the Trust Preferred Securities, the Guarantee and the Junior Subordinated Debentures will be included in the notes to the consolidated financial statements. We will record distributions that the Trust pays on the Trust Preferred Securities as an expense in our consolidated statement of income.

PLAN OF DISTRIBUTION

    We may sell the offered securities (a) through agents; (b) through underwriters or dealers; or (c) directly to one or more purchasers.

By Agents

    Offered securities may be sold through agents that we designate. The agents agree to use their reasonable best efforts to solicit purchases for the period of their appointment.

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By Underwriters

    If underwriters are used in the sale, the offered securities will be acquired by the underwriters for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to certain conditions. The underwriters will be obligated to purchase all the securities of the series offered if any of the securities are purchased. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

Direct Sales

    We may also sell offered securities directly. In this case, no underwriters or agents would be involved.

General Information

    Underwriters, dealers and agents that participate in the distribution of the offered securities may be underwriters as defined in the Securities Act of 1933, and any discounts or commissions received by them from us and any profit on the resale of the offered securities by them may be treated as underwriting discounts and commissions under the Act. Any underwriters or agents will be identified and their compensation described in a prospectus supplement.

    We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Act, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make.

    Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our subsidiaries in the ordinary course of their businesses.

LEGAL OPINIONS

    McGuireWoods LLP, counsel to the Company, will issue an opinion about the legality of the offered securities for us. As of December 20, 2000, partners of McGuireWoods LLP owned less than one half of one percent of the common stock of Dominion Resources, Inc. Certain matters relating to the formation of the Trust and the issuance of the Trust Preferred Securities under Delaware law and the Trust Agreement will be passed upon by Richards, Layton & Finger P.A., special Delaware counsel to the Trust and the Company. Any underwriters will be advised about other issues relating to any offering by their own legal counsel.

EXPERTS

    The audited historical financial statements of Consolidated Natural Gas Company and its subsidiaries incorporated in this prospectus by reference to the Company's Current Report on Form 8-K dated January 27, 2000, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

    The estimates of gas and oil reserves included in the Company's Annual Report on Form 10-K for the year ended December 31, 1999, are incorporated in this prospectus by reference thereto in reliance upon the report of Ralph E. Davis Associates, Inc., independent geologists, as experts.

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                        Consolidated Natural Gas Company




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